File Nos. 33-_____
                                                                      811-_____
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]
     Pre-Effective Amendment No. ____                                [ ]
     Post-Effective Amendment No. ____                               [ ]
INITIAL REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT
OF 1940                                                              [X]
      Amendment No. ___                                              [ ]
                      (Check appropriate box or boxes.)

      CML/OFFITBANK Variable Annuity Separate Account
      ____________________
      (Exact Name of Registrant)

      CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
       ___________________________
      (Name of Depositor)

      140 Garden Street, Hartford, Connecticut                     06154
      ________________________________________                   __________
     (Address of Depositor's Principal Executive Offices)        (Zip Code)

Depositor's Telephone Number, including Area Code (203) 987-6500
                                                  ______________

      Name and Address of Agent for Service
      _____________________________________
           Katherine McG. Sullivan
           Senior Vice President and General Counsel
           Connecticut Mutual Life Insurance Company
           140 Garden Street
           Hartford, Connecticut  06154

      Notices and Communications to:

         Michael Chong, Assistant General Counsel
         Connecticut Mutual Insurance Company
         140 Garden Street
         Hartford, Connecticut 06154
         (203) 987-8211

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Filing.

Calculation of Registration Fee under the Securities Act of 1933:
$500 - Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
$1,000 - registrant is registering as a unit investment trust under the Investment Company Act of 1940 Act, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                              (required by Rule 495)

                                             PART A


Item No                                                               Location


Item 1.   Cover Page................................................Cover Page

Item 2.   Definitions...............................................Definitions

Item 3.   Highlights...................................................Synopsis

Item 4.   Condensed Financial Information........................Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies...................The Company; The
                                                              Separate Account;
                                                           Insurance Investment
                                                                 Products Trust

Item 6.   Deductions and Expenses............................ ......Charges and
                                                                     Deductions

Item 7.   General Description of Variable
          Annuity Contracts....................   ................The Contracts

Item 8.   Annuity Period................................................Annuity
                                                                     Provisions

Item 9.   Death Benefit........................................Proceeds Payable
                                                                      on Death

Item 10.  Purchases and Contract
          Value...............................................Purchase Payments
                                                             and Contract Value

Item 11.  Redemptions...............................................Withdrawals

Item 12.  Taxes.......   ............................................Tax Status

Item 13.  Legal Proceedings...................................Legal Proceedings

Item 14.  Table of Contents of the Statement
          of Additional Information........................Table of Contents of
                                                               the Statement of
                                                         Additional Information


                         CROSS REFERENCE SHEET CONT'D
                            (required by Rule 495)

             PART B

Item 15.  Cover Page................................................Cover Page

Item 16.  Table of Contents..................................Table of Contents

Item 17.  General Information and History..........................The Company

Item 18.  Services..............................................Not Applicable

Purchase of Securities Being Offered............................Not Applicable

Item 20.  Underwriters.............................................Distributor

Item 21.  Calculation of Performance Data
 ...................................................................Performance
                                                                   Information

Item 22.  Annuity
          Payments.....................................................Annuity
                                                                    Provisions

Item 23.  Financial Statements............................Financial Statements



          PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

                                    PART A

INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
WITH FLEXIBLE PURCHASE PAYMENTS
ISSUED BY
CML/OFFITBANK Variable Annuity Separate Account
AND
CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
140 GARDEN STREET, HARTFORD, CONNECTICUT 06154, (203) 987-6500


ANNUITY SERVICE CENTER
P.O. BOX XXXXXX, KANSAS CITY, MO 64141, (800)XXX-XXXX
OR
301 WEST 11TH STREET, FOURTH FLOOR, KANSAS CITY, MO 64105

The Individual Deferred Variable Annuity Contracts with Flexible Purchase Payments (the "Contracts") described in this Prospectus provide for accumulation of Contract Values on a variable basis and payment of annuity payments on a fixed and variable basis. The Contracts are designed for use by individuals in retirement plans on a Qualified or Non-Qualified basis. (See "Definitions" on Page __.) The minimum initial Purchase Payment is $100,000.

Purchase Payments for the Contracts will be allocated to a segregated investment account of Connecticut Mutual Life Insurance Company (the "Company") which account has been designated CML/OFFITBANK Variable Annuity Separate Account (the "Separate Account"). Under certain circumstances, however, Purchase Payments may initially be allocated to the Money Market Sub-Account of the Separate Account during the Right to Examine Contract Period. (See "Highlights" on Page __.) The Separate Account invests in shares of The OFFITBANK Variable Insurance Fund, Inc. and the Money Market Portfolio of the Connecticut Mutual Financial Services Series Fund, Inc. (CMFS Series Fund I). (See "Eligible Investments" on Page __.)

This Prospectus concisely sets forth the information a prospective investor should know before investing. Additional information about the Contracts is contained in the Statement of Additional Information which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information can be found on Page __ of this Prospectus. For the Statement of Additional Information, call the Annuity Service Center at (800) XXX-XXXX or write to the Distributor:
Connecticut Mutual Financial Services, LLC, 140 Garden Street, Hartford, Connecticut 06154.

ANY INQUIRIES CAN BE MADE BY TELEPHONE OR IN WRITING TO CONNECTICUT MUTUAL LIFE INSURANCE COMPANY AT ITS ANNUITY SERVICE CENTER.

This Prospectus and the Statement of Additional Information are dated December 1, 1995.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR
ANY OTHER AGENCY. INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE CONTRACT OWNER'S INVESTMENT TO FLUCTUATE, AND
WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER
THAN THE PURCHASE PAYMENT.

This Prospectus should be kept for future reference.

                             TABLE OF CONTENTS

                                                                  Page
                                                                  ----
DEFINITIONS
HIGHLIGHTS
CML/OFFITBANK Variable Annuity Separate Account FEE TABLE
THE COMPANY
THE SEPARATE ACCOUNT
ELIGIBLE INVESTMENTS
     The OFFITBANK Variable Insurance Fund, Inc.
     Connecticut Mutual Financial Services Series Fund I, Inc. -
             Money Market Portfolio
     Voting Rights
     Substitution of Securities
CHARGES AND DEDUCTIONS
     Deduction for Mortality and Expense Risk Charge
     Deduction for Administrative Charge
     Deduction for Annual Contract Maintenance Charge
     Deduction for Premium and Other Taxes
     Deduction for Eligible Investments Expenses
     Deduction for Transfer Fee
THE CONTRACTS
     Contract Owner
     Joint Contract Owners
     Annuitant
     Assignment
PURCHASE PAYMENTS AND CONTRACT VALUE
     Purchase Payments
     Allocation of Purchase Payments
     Contract Value
     Accumulation Units
     Accumulation Unit Value
TRANSFERS
     Transfers During the Accumulation Period
     Transfers During the Annuity Period
WITHDRAWALS
     Systematic Withdrawals
     Suspension or Deferral of Payments
PROCEEDS PAYABLE ON DEATH
     Death of Contract Owner During the Accumulation Period
     Death Benefit Amount During the Accumulation Period
     Death Benefit Options During the Accumulation Period
     Death of Contract Owner During the Annuity Period
     Death of Annuitant
     Payment of Death Benefit
     Beneficiary
     Change of Beneficiary
ANNUITY PROVISIONS
     Annuity Guidelines

     Annuity Payments
     Fixed Annuity
     Variable Annuity
     Annuity Units and Payments
     Annuity Unit Value
     Annuity Options
       Annuity Option A - Life Income
       Annuity Option B - Life Income with Period Certain
       Annuity Option C - Joint and Last Survivor Payments
       Annuity Option D - Joint and 2/3rds Survivor Annuity
       Annuity Option E - Period Certain
       Annuity Option F - Special Income Settlement Agreement
DISTRIBUTOR
PERFORMANCE INFORMATION
     Money Market Sub-Account
     Other Sub-Accounts
TAX STATUS
     General
     Diversification
     Multiple Contracts
     Tax Treatment of Assignments
     Income Tax Withholding
     Tax Treatment of Withdrawals - Non-Qualified Contracts
     Qualified Plans
     Tax Treatment of Withdrawals - Qualified Contracts
     Contracts Owned by Other Than Natural Persons
FINANCIAL STATEMENTS
LEGAL PROCEEDINGS
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                 DEFINITIONS


ACCUMULATION PERIOD: The period prior to the commencement of Annuity Payments during which Purchase Payments may be made.

ACCUMULATION UNIT: A unit of measure used to determine the value of the Contract Owner's interest in a Sub-Account of the Separate Account during the Accumulation Period.

AGE:    The age of any Contract Owner or Annuitant on his/her birthday nearest the date for which age is being determined. For purposes of contract issuance, until the earlier of the 85th birthday or the maximum issue age permitted in a particular state is reached, age shall be considered to be the age of the that which was achieved on the Contract Owner or Annuitant as of his or her last birthday.

ANNUITANT: The primary person upon whose life Annuity Payments are to be made. For purposes of applicable Contract provisions, on or after the Annuity Date, reference to the Annuitant also includes any joint Annuitant.

ANNUITY DATE:  The date on which Annuity Payments begin.

ANNUITY PAYMENTS:  The series of payments that will begin on the Annuity Date.

ANNUITY OPTIONS:  Options available for Annuity Payments.

ANNUITY PERIOD: The period which begins on the Annuity Date and ends with the last Annuity Payment.

ANNUITY  RESERVE:    The assets which support a variable Annuity Option during
the Annuity Period.

ANNUITY SERVICE CENTER: The office indicated on the Cover Page of this Prospectus to which notices, requests and Purchase Payments must be sent. All sums payable by the Company under a Contract are payable only at the Annuity Service Center.

ANNUITY UNIT: A unit of measure used to determine the amount of each Variable Annuity Payment after the Annuity Date.

BENEFICIARY:    The  person(s)  or entity(ies) designated to receive the death benefit provided by the Contract.

CONTRACT ANNIVERSARY:  An anniversary of the Issue Date of the Contract.

CONTRACT OWNER: The person(s) or entity(ies) entitled to the ownership rights stated in the Contract.

CONTRACT VALUE: The sum of the Contract Owner's interest the Sub-Accounts of the Separate Account during the Accumulation Period.

CONTRACT  YEAR:   The first Contract Year is the annual period which begins on the Issue Date. Subsequent Contract Years begin on each anniversary of the Issue Date.

ELIGIBLE INVESTMENT: An investment entity into which assets of the Separate Account will be invested.

FIXED ANNUITY: A series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company.

GENERAL ACCOUNT: The Company's general investment account which contains all the assets of the Company with the exception of the Separate Account and other segregated asset accounts.

ISSUE DATE:  The date on which the Contract became effective.

NON-QUALIFIED CONTRACTS: Contracts issued under Non-Qualified Plans which do not receive favorable tax treatment under Sections 401 or 408 of the Internal Revenue Code of 1986, as amended (the "Code").

PREMIUM  TAX:   A tax imposed by certain states and other jurisdictions when a
Purchase Payment is made, when Annuity Payments begin, or when a Contract is surrendered.

PURCHASE  PAYMENT:    During  the Accumulation Period, a payment made by or on
behalf of a Contract Owner with respect to the Contract.

QUALIFIED CONTRACTS: Contracts issued under Qualified Plans which receive favorable tax treatment under Sections 401 or 408 of the Code.

SEPARATE ACCOUNT: The Company's Separate Account designated as CML/OFFITBANK Variable Annuity Separate Account.

SUB-ACCOUNT: Separate Account assets are divided into Sub-Accounts. Assets of each Sub-Account will be invested in shares of an available Eligible Investment or a portfolio or fund of an Eligible Investment. Currently, the Eligible Investments available for the Contracts offered hereby are the Funds of the OFFITBANK Variable Insurance Fund, Inc. and the Money Market Portfolio of the CMFS Series Fund I.

VALUATION  DATE:    Each day on which the Company, the New York Stock Exchange
("NYSE") and the Eligible Investments are open for business. See the Prospectuses for the Eligible Investments.

VALUATION  PERIOD:    The period of time beginning at the close of business of
the NYSE on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-Accounts of the Separate Account.

WRITTEN  REQUEST:    A request or notice in writing, in a form satisfactory to
the Company, which is received by the Annuity Service Center.


                                  HIGHLIGHTS

GENERAL

Purchase Payments for the Contracts will be allocated to a segregated investment account of Connecticut Mutual Life Insurance Company (the "Company") which account has been designated CML/OFFITBANK Variable Annuity Separate Account (the "Separate Account"). Under certain circumstances, however, Purchase Payments may initially be allocated to the Money Market Sub-Account of the Separate Account (see below). The Separate Account invests in shares of the Funds of The OFFITBANK Variable Insurance Fund, Inc. and the Money Market Portfolio of the CMFS Series Fund I (See "Eligible Investments" on Page __). Contract Owner(s) bear the investment risk for all amounts allocated to the Separate Account.

RIGHT TO EXAMINE CONTRACT

The Contract may be returned to the Company for any reason within ten (10) calendar days (or twenty (20) calendar days of the date of receipt with respect to the circumstances described in (c) below) after its receipt by the Contract Owner ("Right to Examine Contract"). It may be returned to the Company at its Annuity Service Center. When the Contract is received at the Annuity Service Center, it will be voided as if it had never been in force. Upon its return, the Company will refund the Contract Value next computed after receipt of the Contract by the Company at its Annuity Service Center except in the following circumstances: (a) where the Contract is purchased pursuant to an Individual Retirement Annuity; (b) in those states which require the Company to refund Purchase Payments, less withdrawals; or (c) in the case of Contracts (including Contracts purchased pursuant to an Individual Retirement Annuity) which are deemed by certain states to be replacing an existing annuity or insurance contract and which require the Company to refund Purchase Payments, less withdrawals. With respect to the circumstances described in (a), (b) and (c) above, the Company will refund the greater of Purchase Payments, less any withdrawals, or the Contract Value, and will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of fifteen (15) days from the Issue Date (or twenty-five (25) days in the case of Contracts described under (c) above). Upon the expiration of the fifteen days (15) day period (or twenty-five (25) day period with respect to Contracts described under (c)), the Sub-Account value of the Money Market Sub-Account will be allocated to the Separate Account in accordance with the election made by the Contract Owner in the Application.

CHARGES AND DEDUCTIONS

         MORTALITY AND EXPENSE RISK CHARGE. Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge which is currently equal, on an annual basis, to 0.38% of the average daily net asset value of the Separate Account. This charge compensates the Company for assuming the mortality and expense risks under the Contracts. (See "Charges and Deductions - Deduction for Mortality and Expense Risk Charge" on Page ___.)

     ADMINISTRATIVE CHARGE. Each Valuation Period, the Company deducts an Administrative Charge which is currently equal, on an annual basis, to .01% of the average daily net asset value of the Separate Account. This charge compensates the Company for costs associated with the administration of the Contracts and the Separate Account. (See "Charges and Deductions - Deduction for Administrative Charge" on Page __.)

     ANNUAL CONTRACT MAINTENANCE CHARGE. Currently, there is an Annual Contract Maintenance Charge of $35 deducted on the last day of the Contract Year. The Annual Contract Maintenance Charge will be deducted from the Sub-Accounts in the same proportion that the amount of the Contract Value in each Sub-Account bears to the total Contract Value. If the Annuity Date is not the last day of the Contract Year, then a pro-rata portion of the Annual Contract Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, unless otherwise elected the Annual Contract Maintenance Charge will be deducted pro-rata from Annuity Payments and will result in a reduction of each Annuity Payment.

          PREMIUM TAXES. Premium Taxes are charged against Premium Payments or Contract Values. (See "Charges and Deductions - Deduction for Premium and Other Taxes" on Page __.) The Company currently intends to charge for any Premium Taxes when due.

      TRANSFER FEE. Under certain circumstances, a Transfer Fee may be assessed during the Accumulation Period when a Contract Owner makes a transfer from one Sub-Account to another Sub-Account or during the Annuity Period when a Contract Owner makes a transfer from one Sub-Account to another Sub-Account or from a Sub-Account to the General Account. (See "Charges and Deductions - Deduction for Transfer Fee" on Page __.)

FEDERAL INCOME TAX PENALTY

There is a ten percent (10%) federal income tax penalty applied to the income portion of any distribution from Non-Qualified Contracts. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982. For federal income tax purposes, withdrawals are deemed to be on a last-in, first-out basis. Separate tax withdrawal penalties and restrictions apply to Qualified Contracts. (See "Tax Status - Tax Treatment of Withdrawals
- Qualified Contracts" on Page __.) For a further discussion of the taxation of the Contracts, see "Tax Status" on Page __.

See "Tax Status - Diversification" on Page ___ for a discussion of owner control of the underlying investments in a variable annuity contract.

THE CONTRACT

         TRANSFERS. Subject to the conditions imposed on such transfers by the Company, Contract Owners may make unlimited transfers between Sub-Accounts during the Accumulation Period and six (6) transfers per calendar year during the Annuity Period. The Company reserves the right to further limit the number of transfers in the future. The Contract provides for twelve (12) free transfers per calendar year during the Accumulation Period and six (6) free transfers per calendar year during the Annuity Period. Transfers made in excess of the number of free transfers will result in the imposition of the transfer fee. During the Annuity Period, the Contract Owner may, once each Contract Year, make a transfer from one or more Sub-Accounts to the General Account. However, transfers cannot be made from the General Account to the Separate Account. (See "Transfers" on Page __.)

       WITHDRAWALS. Subject to certain minimums imposed on such withdrawals by the Company, the Contract Owner may, during the Accumulation Period, upon Written Request, make a total or partial withdrawal of the Contract Withdrawal Value. (See Withdrawals on Page ___.) Tax penalties may apply. (See Tax Status on Page ___.)

       DEATH BENEFIT. The death benefit during the Accumulation Period will be the Contract Value. (See "Proceeds Payable on Death" on Page __ for an additional discussion.)

         ANNUITY OPTIONS. There are six (6) Annuity Options available for the Contract Owner to choose from. The Contract Owner may elect to have the Contract Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination Fixed and Variable Annuity. (See "Annuity Provisions" on Page __ for a further discussion.)

     MAXIMUM ISSUE AGES. The maximum issue age is 85. This restriction applies at the time of Contract issue and upon any change in Contract Owner or Annuitant during the Accumulation Period and applies to both the Contract Owner and the Annuitant. For Joint Contract Owners all provisions which are based upon age, including the maximum issue age, are based on the age of the older of the Joint Contract Owners.

CML/OFFITBANK VARIABLE ANNUITY SEPARATE ACCOUNT FEE TABLE (See Note 1 Below.)

            CONTRACT OWNER TRANSACTION EXPENSES


                               There are no sales loads assessed
                               against Purchase Payments or amounts
                               withdrawn.  (See Note 2 below.)
                               Transfer Fee (See Note 3 below.)
                               No charge is imposed for the
                               first 12 transfers in a calendar
                               year during the Accumulation
                               Period.  Only 6 transfers in a

                               calendar year during the Annuity
                               Period are permitted (6 transfers are
                               free).  The Fee is the lesser of $20
                               or 2% of the amount transferred.

Annual Contract Maintenance Charge
$35 per Contract per Contract Year

(See Note 4 below.)




SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge         0.38%
Administrative Charge                     0.01%

                                          -----
Total Separate Account Annual Expenses    0.39%

ELIGIBLE INVESTMENT'S ESTIMATED ANNUAL EXPENSES FOR 1995
(as a percentage of the average net assets of a Fund or Portfolio)

                                                                       c>

Fund


                                                      Advisory       Other          Operating
                                                      Fees           Expenses       Expenses
                                                      ------------   ------------   ------------
OFFITBANK VIF - Investment Grade Global Debt Fund     0.XX%          0.XX%          0.XX%
OFFITBANK VIF - Emerging Markets Fund                 0.XX%          0.XX%          0.XX%
OFFITBANK VIF - High Yield Fund                       0.XX%          0.XX%          0.XX%
CMFS Series Fund I - Money Market Portfolio           0.500%         0.080%         0.58%


(See the Prospectuses for the Eligible Investments for more information.)

EXAMPLES

A Contract Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and assuming that the same Fund or Portfolio expenses as shown above for the periods shown in the examples, regardless of whether the Contract is fully surrendered at the end of each time period, or if the Contract is not surrendered, or if the Contract is annuitized.



1 year
3 years


-------
--------


OFFITBANK VIF - Investment Grade Global Debt Fund     $    __   $     __
OFFITBANK VIF - Emerging Markets Fund                 $    __   $     __
OFFITBANK VIF - High Yield Fund                       $    __   $     __
CMFS Series Fund I - Money Market Portfolio           $    __   $     __


NOTES TO FEE TABLE AND EXAMPLES

     1. The purpose of the Fee Table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner will incur directly or indirectly. The Examples assume an average Contract Value of
$100,000.   The Fee Table reflects expenses of the Separate Account as well as the Eligible Investments. For additional information, see "Charges and Deductions" in this Prospectus and the Prospectuses for the Eligible Investments.

     2. The Contracts are offered without the imposition of a front-end sales load or a back-end sales load (often referred to as a contingent deferred sales load).

     3. Transfers made by the Company at the end of the Right to Examine Contract period will not be counted in determining the application of the Transfer Fee. All transfers made during a Valuation Period are deemed to be one transfer.

     4. Currently, the Annual Contract Maintenance Charge is $35 each Contract Year and is deducted on the last day of the Contract Year. If a total withdrawal is made on other than the last day of the Contract Year, the full Annual Contract Maintenance Charge will be deducted at the time of the total
withdrawal.    The  Annual  Contract Maintenance Charge will be deducted from
Sub-Accounts in the same proportion that the amount of the Contract Value in each Sub-Account bears to the total Contract Value. If the Annuity Date is not the last day of the Contract Year, then a pro-rata portion of the Annual Contract Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, unless the Annual Contract Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Contract size and will result in a reduction of each Annuity Payment. (See "Charges and Deductions - Deduction for Annual Contract Maintenance Charge" on Page __.) The examples reflect the $35 Annual Contract Maintenance Charge as an annual charge of .0XX% of assets, based on an anticipated average Contract Value of $100,000.

     5. Premium Taxes are not reflected. Premium taxes may apply. (See "Charges and Deductions - Deduction for Premium and Other Taxes" on Page __.)

         6. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                                 THE COMPANY

Connecticut Mutual Life Insurance Company (the "Company"), 140 Garden Street, Hartford, Connecticut 06154, is the sixth oldest life insurance company in the United States, and the first life insurance company formed in Connecticut. Connecticut Mutual was chartered by a special Act of the Connecticut General Assembly in 1846, and has continuously engaged in the insurance business since that time. The Boards of Directors of Connecticut Mutual Life Insurance Company ("CML") and Massachusetts Mutual Life Insurance Company ("MassMutual") have approved a plan of merger pursuant to which CML would merge with and into MassMutual. The merger agreement was signed on September 14, 1995. The merger is expected to be consummated on or about December 31, 1995, subject to the approval of certain policy holders and insureds of CML and MassMutual and applicable state insurance departments. As a result of the merger, MassMutual/ The Blue Chip Company, would become the nation's fifth largest mutual life insurance company with a strong capital position, a diverse product portfolio and a competitive cost structure.

If the merger is consummated, the CML/OFFITBANK Variable Annuity Separate Account will become a separate account of MassMutual.

                             THE SEPARATE ACCOUNT

The Company established a segregated asset account pursuant to Connecticut insurance law on September 8, 1995. This segregated asset account has been designated CML/OFFITBANK Variable Annuity Separate Account (the "Separate Account"). The Company has caused the Separate Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended (the "1940 Act").

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to the reserves and other contract liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct.
Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general obligations.

The Separate Account meets the definition of a "separate account" under federal securities laws.

The Separate Account is divided into Sub-Accounts, with the assets of each Sub-Account invested in one Fund of The OFFITBANK Variable Insurance Fund, Inc. or the Money Market Portfolio of the CMFS Series Fund I. There is no assurance that the investment objectives of any of the Eligible Investments will be met. Contract Owners bear the complete investment risk for Purchase Payments allocated to a Sub-Account. Contract Values will fluctuate in accordance with the investment performance of the Sub-Accounts to which Purchase Payments are allocated, and in accordance with the imposition of the fees and charges assessed under the Contracts.

                             ELIGIBLE INVESTMENTS

The following are the current Eligible Investments and individual Funds or Portfolios of the Eligible Investments that can be selected as the underlying investments of the Contract. While a brief summary of the various investment objectives is set forth below, more comprehensive information, including a discussion of potential risks, is found in the current Prospectus for each of the Eligible Investments.

THE OFFITBANK VARIABLE INSURANCE FUND, INC.

The OFFITBANK Variable Insurance Fund, Inc. ("OFFITBANK Fund") is a newly organized open-end, management investment company consisting of three separate investment portfolios (the "Funds"). OFFITBANK, a trust company specializing in global fixed income management, serves as the Funds' investment adviser. OFFITBANK's address is 237 Park Avenue, Suite 910, New York, New York 10017. The Funds and their investment objectives and policies are as follows:

OFFITBANK VIF - HIGH YIELD FUND. This Fund seeks high current income with capital appreciation as a secondary objective. The Fund invests, under normal circumstances, at least 65% of its total assets in U.S. corporate fixed income securities rated below investment grade offering potential returns that are sufficiently high to justify the greater investment risks.

OFFITBANK VIF - INVESTMENT GRADE GLOBAL DEBT FUND. This Fund seeks a competitive fixed-income total investment return by investing, under normal circumstances, at least 75% of its total assets in a wide range of investment grade debt securities issued anywhere in the world, including the United States, and denominated in any currency, including U.S. dollars. Up to 25% of the Fund's total assets may be invested in below investment grade debt securities.

OFFITBANK VIF - EMERGING MARKETS FUND. This Fund seeks to provide investors with a competitive total investment return by focusing on current yield and opportunities for capital appreciation primarily by investing in corporate and sovereign debt securities of emerging market countries. Under normal circumstances, the Fund will invest at least 80% of its total assets in debt instruments, but may invest up to 20% of its total assets in equity securities.

CONNECTICUT MUTUAL FINANCIAL SERVICES SERIES FUND I, INC.

Connecticut Mutual Financial Services Series Fund I, Inc. ("CMFS Series
Fund I") is an open-end management investment company. Currently, the only Portfolio available under the Contract is the Money Market Portfolio. G.R. Phelps & Co. Inc. (G.R. Phelps), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, (Investment Advisers
Act) is the investment adviser to CMFS Series I. It has been registered since 1981 as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an Investment Adviser under the Investment Advisers Act.
G.R. Phelps is an indirect wholly-owned subsidiary of Connecticut Mutual.
It is located at 10 State House Square, Hartford, Connecticut, and has as its mailing address 140 Garden Street, Hartford, Connecticut 06154.

CMFS SERIES FUND I - MONEY MARKET PORTFOLIO

The investment objective of the CMFS Series Fund I Money Market Portfolio (the "Portfolio") is to achieve as high a level of current income as is consistent with preservation of capital and maintenance of liquidity by investing in money market instruments. There can be no assurance that the Money Market Portfolio will maintain a stable net asset value per share of $1, and the Money Market Portfolio is not insured or guaranteed by the U.S. Government.

VOTING RIGHTS

In accordance with its view of present applicable law, the Company will vote the shares of the Eligible Investments held in the Separate Account at meetings of the shareholders in accordance with instructions received from persons having the voting interest in the Separate Account. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. The Eligible Investments do not hold regular meetings of shareholders.

The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company not more than sixty (60) days prior to a shareholder meeting of any of the Eligible Investments. Voting instructions will be solicited by written communication at least ten (10) days prior to the meeting.

SUBSTITUTION OF SECURITIES

If the shares of any Eligible Investment are no longer available for investment by the Separate Account or, if in the judgment of the Company's Board of Directors, further investment in the shares should become inappropriate in view of the purpose of the Contracts, the Company may limit further purchase of such shares or may substitute shares of another Eligible Investment for shares already purchased under the Contracts. No substitution of securities may take place without prior approval of the Securities and Exchange Commission or other applicable regulatory authority and under the requirements such authority may impose.

                            CHARGES AND DEDUCTIONS

Various charges and deductions are made from the Contract Value and the Separate Account. These charges and deductions are described below:

DEDUCTION FOR MORTALITY AND EXPENSE RISK CHARGE

Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge which is equal, on an annual basis, to 0.38% of the average daily net asset value of the Separate Account. The Company may increase this charge; however, the maximum Mortality and Expense Risk Charge will not exceed 1.25% of the average daily net asset value of the Separate Account. In the event of an increase, the Company will give Contract Owners 90 days prior notice of the increase. The mortality risks assumed by the Company arise from its contractual obligation to make Annuity Payments after the Annuity Date (determined in accordance with the Annuity Option chosen by the Contract

Owner) regardless of how long all Annuitants live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than expected, will have any adverse effect on the Annuity Payments the Annuitant will receive under the Contract. Further, the Company bears a mortality risk in that it guarantees the annuity purchase rates under the Contract. The expense risk assumed by the Company is that all actual expenses involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Annual Contract Maintenance Charge and the Administrative Charge.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. The Company expects a profit from this charge.

DEDUCTION FOR ADMINISTRATIVE CHARGE

Each Valuation Period, the Company deducts an Administrative Charge which is equal, on an annual basis, to 0.01% of the average daily net asset value of the Separate Account. The Company may increase this charge; however, the maximum Administrative Charge will not exceed 0.25% of the average daily net asset value of the Separate Account. In the event of an increase, the Company will give Contract Owners 90 days prior notice of the increase. This charge, together with the Annual Contract Maintenance Charge (see below), is to reimburse the Company for the expenses it incurs in the establishment and maintenance of the Contracts and the Separate Account. These expenses include but are not limited to: preparation of the Contracts, confirmation statements, annual and periodic reports, maintenance of Contract Owner records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Contract Owner servicing and all accounting, valuation, regulatory and reporting requirements. Since this charge is an asset-based charge, the amount of the charge attributable to a particular Contract may have no relationship to the administrative costs actually incurred by that Contract. The Company does not intend to profit from this charge.

This charge will be reduced to the extent that the amount of this charge is in excess of that necessary to reimburse the Company for its administrative expenses.

DEDUCTION FOR ANNUAL CONTRACT MAINTENANCE CHARGE

Currently, the Annual Contract Maintenance Charge is $35 each Contract Year and is deducted on the last day of the Contract Year. This charge may be increased but it will not exceed $60 per Contract Year. In the event of an increase, the Company will give Contract Owners 90 days prior notice of the increase. If a total withdrawal is made on other than the last day of the Contract Year, the full Annual Contract Maintenance Charge will be deducted at the time of the total withdrawal. The Annual Contract Maintenance Charge will be deducted from the Sub-Accounts in the same proportion that the amount of the Contract Value in each Sub-Account bears to the total Contract Value. If the Annuity Date is not the last day of the Contract Year, then a pro-rata portion of the Annual Contract Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, unless otherwise elected the Annual Contract Maintenance Charge will be deducted pro-rata from Annuity Payments and will result in a reduction of each Annuity Payment. The Company has set this charge at a level so that, when considered in conjunction with the Administrative Charge (see above), it will not make a profit from the charges assessed for administration.

DEDUCTION FOR PREMIUM AND OTHER TAXES

Currently, any Premium Taxes relating to the Contracts will be deducted from the Purchase Payments or from Contract Value when incurred. The Company will, in its sole discretion, determine when Premium Taxes have resulted from: the investment experience of the Separate Account; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments. Premium Taxes generally range from 0% to 3.5%. The Company will deduct any withholding taxes required by applicable law.

The Company reserves the right to establish a provision for federal income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a provision for taxes and whether or not it was sufficient. The Company is not currently making any provision for federal income taxes.

DEDUCTION FOR ELIGIBLE INVESTMENT EXPENSES

There are other deductions from and expenses paid out of the assets of the Eligible Investments, including amounts paid for advisory and operating fees, which are described in the accompanying Prospectuses for the Eligible Investments.

DEDUCTION FOR TRANSFER FEE

Subject to certain minimums and to any limitations imposed by the Company on the number of transfers (currently, unlimited during the Accumulation Period and six (6) during the Annuity Period) Contract Owners may transfer all or part of the Contract Owner's interest in a Sub-Account to another Sub-Account or during the Annuity Period from a Sub-Account to the General Account without the imposition of any fee or charge if there have been no more than the number of free transfers permitted. If more than the number of free transfers have been made, the Company will deduct a Transfer Fee for each subsequent transfer permitted. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. Transfers made by the Company at the end of the Right to Examine Contract period will not be counted in determining the application of the Transfer Fee. All transfers made during a Valuation Period are deemed to be one transfer.

                                THE CONTRACTS

CONTRACT OWNER

The Contract Owner is the person(s) or entity(ies) entitled to ownership rights stated in the Contract. The Contract Owner is the person designated as such on the Issue Date, unless changed.

Contract Owner may change owners at any time prior to the Annuity Date by Written Request. A change of Contract Owner will automatically revoke any prior designation of Contract Owner. The change will become effective as of the date the Written Request is received. A new designation of Contract Owner will not apply to any payment made or action taken by the Company prior to the time it was received. Any change of Contract Owner is subject to the Company's underwriting rules then in effect. (See, "Tax Status - General," Page __.)

JOINT CONTRACT OWNERS

The Contract can be owned by Joint Contract Owners. If Joint Contract Owners are named, any Joint Contract Owner must be the spouse of the other Contract Owner. Upon the death of either Contract Owner, the surviving spouse will be the Primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request. Unless otherwise specified in the application for the Contract, if there are Joint Contract Owners both signatures will be required for all Contract Owner transactions except telephone transfers. If the telephone transfer option is elected and there are Joint Contract Owners, either Joint Contract Owner can give telephone instructions.

ANNUITANT

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by the Contract Owner at the Issue Date, unless changed prior to the Annuity Date. The Annuitant may not be changed in a Contract which is owned by a non-natural person. Any change of Annuitant is subject to the Company's underwriting rules then in effect. In the case of certain Qualified Contracts the Contract Owner must be the Annuitant.

ASSIGNMENT

A Written Request specifying the terms of an assignment of the Contract must be provided to the Annuity Service Center. Until the Written Request is received, the Company will not be required to take notice of or be responsible for any transfer of interest in the Contract by assignment, agreement, or otherwise.

The Company will not be responsible for the validity or tax consequences of any assignment. Any assignment made after the death benefit has become payable will be valid only with the Company's consent.

If the Contract is assigned, the Contract Owner's rights may only be exercised with the consent of the assignee of record.

The consent of any Irrevocable Beneficiaries is required before assignment of proceeds can happen.

                     PURCHASE PAYMENTS AND CONTRACT VALUE

PURCHASE PAYMENTS

Initial Purchase Payment is due on the Issue Date. The minimum initial
Purchase Payment the Company will accept is $100,000. The minimum subsequent Purchase Payment the Company will accept is $10,000, unless the Contract Owner has elected the automatic investment option in which case the Company will accept a minimum of $5,000. The maximum total Purchase Payment is $5 million. Purchase Payments above these amounts must be pre-approved by the Company. The Company reserves the right to reject any Application or Purchase Payment.

ALLOCATION OF PURCHASE PAYMENTS

The allocation of the initial Purchase Payment is made in accordance with the selection made by the Contract Owner at the time the Contract is issued, except in the circumstances described under "Right to Examine Contract," on page __. In those circumstances, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of the Right to Examine Contract period. Upon expiration, the Contract Value will be reallocated in accordance with the Contract Owner's selection. Unless otherwise changed by Written Request by the Contract Owner, subsequent Purchase Payments are allocated in accordance with the same selection as the initial Purchase Payment.

There are currently no limitations on the number of Sub-Accounts that can be selected by a Contract Owner. If allocations are made in percentages, whole numbers must be used. If a percentage allocation is used, the smallest percentage that can be used is 10%.

If the Purchase Payments and forms required to issue a Contract are in good order, the initial Purchase Payment will be credited to the Contract within
(2) business days after receipt at the Annuity Service Center. Additional Purchase Payments will be credited to the Contract as of the Valuation Period when they are received. If the forms required to issue a Contract are not in good order the Company will attempt to get them in good order or the Company will return the forms and the Purchase Payment within five (5) business days, unless it has been authorized otherwise by the purchaser.

CONTRACT VALUE

The Contract Value is the sum of the Contract Owner's interest in the Sub-Accounts of the Separate Account for any Valuation Date during the Accumulation Period. It will fluctuate from one Valuation Period to the next, and may be more or less than Purchase Payments made. The Contract Owner's interest in a Sub-Account is determined by multiplying the number of Accumulation Units credited to the Contract by the Accumulation Unit Value for that Sub-Account.

ACCUMULATION UNITS

During the Accumulation Period, Accumulation Units shall be used to account for all amounts allocated to or withdrawn from the Sub-Accounts of the Separate Account as a result of Purchase Payments, withdrawals, transfers, or fees and charges. The Company will determine the number of Accumulation Units of a Sub-Account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the Sub-Account by the dollar value of one Accumulation Unit of the Sub-Account as of the end of the Valuation Period during which the request for the transaction is received at the Annuity Service Center.

ACCUMULATION UNIT VALUE

The Accumulation Unit Value for each Sub-Account was arbitrarily set initially at $10. Subsequent Accumulation Unit Values for each Sub-Account are determined for each Valuation Period by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account for the current Valuation Period.

The Net Investment Factor for each Sub-Account is determined by dividing A by B and subtracting C where:

         A is (i) the net asset value per share of the fund or portfolio of an Eligible Investment held by the Sub-Account for the current Valuation Period; plus

          (ii) any dividend per share declared on behalf of such fund or portfolio of an Eligible Investment that has an ex-dividend date within the current Valuation Period; less

             (iii) the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation or maintenance of the Sub-Account.

       B is the net asset value per share of the fund or portfolio held by the Sub-Account for the immediately preceding Valuation Period.

      C is the cumulative charge for the Mortality and Expense Risk Charge and for the Administrative Charge.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

                                  TRANSFERS

TRANSFERS DURING THE ACCUMULATION PERIOD

Subject to certain limitations imposed by the Company on the number of transfers (currently, unlimited) that can be made during the Accumulation Period, the Contract Owner may transfer all or part of the Contract Owner's interest in a Sub-Account by Written Request. No fee will be imposed if there have been no more than the number of free transfers allowed (currently, twelve

(12) per calendar year).  All transfers are subject to the following rules:

     1. If more than the number of free transfers have been made, the Company will deduct a Transfer Fee, (see "Charges and Deductions - Deduction for Transfer Fee," on Page __) for each subsequent transfer during the particular Contract Year. The Transfer Fee will be deducted from the Contract
Owner's interest in the Sub-Account from which the transfer is made. However, if the Contract Owner's entire interest in a Sub-Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If Contract Values are being transferred from more than one Sub-Account, any Transfer Fee will be allocated to those Sub-Accounts on a pro-rata basis in proportion to the amount transferred from each Sub-Account.

       2. The minimum amount which can be transferred is $10,000 (from one or multiple Sub-Accounts) or the Contract Owner's entire interest in the Sub-Account, if less. The minimum amount which must remain in a Sub-Account after a transfer is $10,000 or $0 if the entire amount in the Sub-Account is transferred.

         3. The Contract provides that the Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above. However, the Company has agreed to give prior notice to OFFITBANK of any proposed termination, suspension or modification of the transfer privilege.

Contract Owners can elect to make transfers by telephone. To do so, Contract Owners must submit a completed Written Request electing the telephone transfer privilege. The Company will use reasonable procedures to confirm that
instructions communicated by telephone are genuine.   If it does not, the
Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Contract Owner for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Contract Owners, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Contract Owners.

TRANSFERS DURING THE ANNUITY PERIOD

During the Annuity Period, the Contract Owner may make transfers (currently, six (6) per calendar year), by Written Request, as follows:

         1. The Contract Owner may make transfers of Annuity Reserves between Sub-Accounts, subject to any limitations imposed by the Company on the number of transfers (currently, six (6) transfers per calendar year) that can be made during the Annuity Period. Currently, six (6) transfers permitted per calendar year during the Annuity Period are free (no Transfer Fee will be imposed).

    2. The Contract Owner may, once each Contract Year, make a transfer from one or more Sub-Accounts to the General Account. The Contract Owner may not make a transfer from the General Account to the Separate Account.

   3. Transfers of Annuity Reserves between Sub-Accounts will be made by converting the number of Annuity Units attributable to the Annuity Reserves being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.
      The amount transferred to the General Account from a Sub-Account will be based on the Annuity Reserves for the Contract Owner in that Sub-Account. Transfers to the General Account will be made by converting the Annuity Units being transferred to purchase fixed Annuity Payments under the Annuity Option in effect and based on the Age of the Annuitant at the time of the transfer.

     4. The minimum amount which can be transferred is $10,000 or the Contract Owner's entire interest in the Sub-Account, if less. The minimum amount which must remain in a Sub-Account after a transfer is $10,000 or $0 if the entire amount in the Sub-Account is transferred.

         5. The Contract provides that the Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above. However, the Company has agreed to give prior notice to OFFITBANK of any proposed termination, suspension or modification of the transfer privilege.

Contract Owners can elect to make transfers by telephone. To do so, Contract Owners must complete a prior Written Request electing the telephone transfer privilege. The Company will use reasonable procedures to confirm that
instructions communicated by telephone are genuine.   If it does not, the
Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Contract Owner for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Contract Owners, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Contract Owners.

                                 WITHDRAWALS

During the Accumulation Period, the Contract Owner may, upon a Written Request, make a total or partial withdrawal of the Contract Withdrawal Value. The Contract Withdrawal Value is:


1. The Contract Value as of the end of the Valuation Period during which a Written Request for a withdrawal is received;
    less

2.  Any applicable Premium Taxes not previously deducted; less

3.  The Annual Contract Maintenance Charge, if any; less

4. Any Purchase Payments credited to the Contract when based upon checks that have not cleared the drawer bank.


A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-Account in the ratio that the Contract Owner's interest in the Sub-Account bears to the total Contract Value. The Contract Owner must specify by Written Request in advance which Sub-Account Units are to be canceled if other than the above method is desired. If the Contract Owner makes a total withdrawal, all of the Contract Owner's rights and interests in the Contract will terminate.

The Company will pay the amount of any withdrawal within seven (7) days of receipt of a request in good order unless the Suspension or Deferral of Payments provision is in effect (or unless a shorter period is required under applicable law or regulation).

The minimum Contract Value which must remain in the Contract after a partial withdrawal is $50,000. The Company reserves the right to limit the number of partial withdrawals that can be made from a Contract. Currently, there are no limitations on the number of partial withdrawals.

Certain tax withdrawal penalties and restrictions may apply to withdrawals from Contracts. (See "Tax Status" on Page __.)

SYSTEMATIC WITHDRAWALS

The Company permits a Systematic Withdrawal Plan which enables a Contract Owner to pre-authorize (by providing the Company with a Written Request) a periodic exercise of the contractual withdrawal rights. Systematic withdrawals are made on any monthly date specified by the Contract Owner (or the next following Valuation Date if the monthly date is not a Valuation Date). If no start date is selected, the Company will automatically begin systematic withdrawals within five (5) business days after the Written Request is received. Contract Owners must be 59 1/2 or older to participate in the program. A minimum Contract Value of $100,000 at the time the Systematic Withdrawal Plan is elected is required. Certain tax penalties may apply to withdrawals from the Contracts (see "Tax Status" - "Tax Treatment of

Withdrawals - Qualified Contracts" on Page __). Contract Owners can choose the frequency at which withdrawals will be made, i.e., monthly, quarterly, semi-annually or annually. The amount will be withdrawn proportionately from each Sub-Account held under the Contract unless otherwise directed by the Contract Owner.

Changes to selections made by the Contract Owner may be made by Written
Request.    The Systematic Withdrawal Option will terminate if:  (i) the total
Contract Value is withdrawn; (ii) the last withdrawal as selected by the Contract Owner has been made; (iii) there is insufficient Contract Value in the Sub-Account to complete the withdrawal; (iv) Annuity Payments have commenced; or (v) a Written Request from the Contract Owner to terminate the option has been received at the Annuity Service Center at least (5) business days prior to the next withdrawal request. Owners who elect to terminate the Systematic Withdrawal Plan may re-institute the Plan by Written Request.

Contract Owners currently participating in the automatic premium system may not simultaneously participate in the Systematic Withdrawal Plan. All the provisions relating to withdrawals contained in the Contract are applicable to the Systematic Withdrawal Plan.

SUSPENSION OR DEFERRAL OF PAYMENTS

The Company reserves the right to suspend or postpone payments for a withdrawal or transfer for any period when:

1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.  Trading on the New York Stock Exchange is restricted;

3. An emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

4. During any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in (2) and (3) exist.

                          PROCEEDS PAYABLE ON DEATH

DEATH OF CONTRACT OWNER DURING THE ACCUMULATION PERIOD

Upon the death of the Contract Owner or a Joint Contract Owner during the Accumulation Period, the death benefit will be paid to the Primary Beneficiary designated by the Contract Owner. Upon the death of a Joint Contract Owner, the surviving Joint Contract Owner, if any, will be treated as the Primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary, unless previously changed by Written Request.

Beneficiary may request that the death benefit be paid under one of the Death Benefit Options below. If the Beneficiary is the spouse of the Contract Owner he or she may elect to continue the Contract at the then current Contract Value (which may be less than the Death Benefit) in his or her own name and exercise all the Contract Owner's rights under the Contract. In the event of the simultaneous death of Joint Contract Owners, death benefits will be determined in accordance with state law.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

The death benefit during the Accumulation Period will be the Contract Value determined and paid as of the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD

A non-spousal Beneficiary must elect the death benefit to be paid under one of the following options in the event of the death of the Contract Owner during the Accumulation Period:

OPTION 1  -  lump sum payment of the death benefit; or

OPTION 2 - the payment of the entire death benefit within five (5) years of the date of the death of the Contract Owner; or

OPTION 3 - payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one (1) year of the date of death of the Contract Owner or any Joint Contract Owner.

Any portion of the death benefit not applied under Option 3 within one (1) year of the date of the Contract Owner's death, must be distributed within five (5) years of the date of death.

A spousal Beneficiary may elect to continue the Contract in his or her own name, elect a lump sum payment of the death benefit or apply the death benefit to an Annuity Option.

If a lump sum payment is requested, the amount will be paid within seven (7) days of receipt of proof of death and the election, unless the Suspension or Deferral of Payments Provision is in effect.

Payment to the Beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date of receipt by the Company of proof of death.

DEATH OF CONTRACT OWNER DURING THE ANNUITY PERIOD

If the Contract Owner or a Joint Contract Owner, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue to be made at least as rapidly as under the method of distribution in effect at such Contract Owner's death. Upon the death of a Contract Owner during the Annuity Period, the Beneficiary becomes the Contract Owner.

DEATH OF ANNUITANT

Upon the death of the Annuitant, who is not a Contract Owner, during the Accumulation Period, the Contract Owner may designate a new Annuitant, subject to the Company's underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the Contract Owner will become the Annuitant. If the Contract Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Contract Owner and a new Annuitant may not be designated. (See "Death of Contract Owner During Accumulation Period" on Page __.)

Upon the death of the Annuitant on or after the Annuity Date, the death benefit, if any, will be as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

PAYMENT OF DEATH BENEFIT

The Company will require due proof of death before any death benefit is paid. Due proof of death will be:


1.  a certified death certificate;

2. a certified decree of a court of competent jurisdiction as to the finding of death; or

3.  any other proof satisfactory to the Company.


All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

BENEFICIARY

The Beneficiary designation in effect on the Issue Date will remain in effect until changed. Unless the Contract Owner provides otherwise, the death benefit will be paid in equal shares to the Beneficiary(ies) as follows:


1. to the Primary Beneficiary(ies) who survive the Contract Owner's and/or the Annuitant's death, as applicable; or if there are none

2. to the Contingent Beneficiary(ies) who survive the Contract Owner's and/or the Annuitant's death, as applicable; or if there are none

3.  to the estate of the Contract Owner.


Beneficiaries may be named irrevocably. In that case a change of Beneficiary requires the consent of any irrevocable Beneficiary. If an irrevocable Beneficiary is named, the Contract Owner retains all other contractual rights.

CHANGE OF BENEFICIARY

Subject to the rights of any irrevocable Beneficiary(ies), the Contract Owner may change the Primary Beneficiary(ies) or Contingent Beneficiary(ies). A change may be made by Written Request. The change will take effect as of the date the notice is signed. The Company will not be liable for any payment made or action taken before it records the change.

                              ANNUITY PROVISIONS

ANNUITY GUIDELINES

Once the Contract reaches the Annuity Date, the following guidelines apply:

     1. The Contract Owner may elect to have the Contract Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination Fixed and Variable Annuity. If a combination is elected, the Contract Owner must specify what part of the Contract Value is to be applied to the Fixed and Variable options.

     2. The amount applied to an Annuity Option on the Annuity Date, excluding any death benefit proceeds applied to an Annuity Option, is equal to the Contract Value minus any applicable Premium Tax and Annual Contract Maintenance Charge.

     3. If the amount to be applied under an Annuity Option is less than $2,000, the Company reserves the right to pay the amount in a lump sum. If any Annuity Payment is less than $100, the Company reserves the right to change the payment basis to equivalent quarterly, semi-annual or annual payments.

     4. Contract Owners select an Annuity Date at the Issue Date. Contract Owners may change the Annuity Date at any time prior to the Annuity Date by Written Request 30 days prior to the new Annuity Date. The Annuity Date must be the first day of a calendar month. The Annuity Date cannot be earlier than five years after the Issue Date. The latest permitted Annuity Date is the earlier of: (i) the 90th birthday of the Owner or Annuitant or the oldest Joint Annuitant; or (ii) the latest date permitted under state law.

     5. If no Annuity Option has been chosen at least thirty (30) calendar days before the Annuity Date, the Company will make payments to the Annuitant under Option B, with 10 years of payments guaranteed. Unless specified otherwise, the then Contract Value shall be used to provide a Variable Annuity.

ANNUITY PAYMENTS

The Company will make Annuity Payments beginning on the Annuity Date, provided no death benefit has become payable and the Contract Owner has by Written Request selected an available Annuity Option and payment schedule. Except as otherwise agreed to by the Contract Owner and the Company, Annuity Payments will be payable monthly unless another Annuity Payment frequency is selected by the Contract Owner. The Annuity Option and frequency of Annuity Payments may not be changed by the Contract Owner after Annuity Payments begin. Unless the Contract Owner specifies otherwise, the payee of the Annuity Payments shall be the Annuitant.

If the amount of the Annuity Payment will depend on the Age or sex of the Annuitant, the Company reserves the right to ask for satisfactory proof of the Annuitant's (or Joint Annuitant's, if any) Age and sex. The Company reserves the right to delay Annuity Payments until acceptable proof is received.

The Mortality and Expense Risk Charge is assessed during both the Accumulation Period and Annuity Period. The Company will continue to assess the Mortality and Expense Risk Charge during payment of an Annuity Option that does not involve life contingency even though the Company no longer bears any mortality risk on such payment obligation.

FIXED ANNUITY

A Fixed Annuity provides for payments which do not fluctuate based on investment performance.

Fixed Annuity payments shall be determined by applying the Annuity Purchase Rates set forth in the Fixed Annuity Rate Tables contained in the Contract to the portion of the Contract Value allocated to the Fixed Annuity Option selected by the Contract Owner.

VARIABLE ANNUITY

A Variable Annuity provides for payments which may fluctuate based on the investment performance of the Sub-Accounts of the Separate Account. Variable Annuity Payments will be based on the Sub-Accounts Annuity Units credited to the Variable Annuity Option.

ANNUITY UNITS AND PAYMENTS

The dollar amount of each Variable Annuity payment depends on the number of Annuity Units credited to that Annuity Option, and the value of those Units. The number of Annuity Units is determined as follows:

     1. The number of Annuity Units credited in each Sub-Account will be determined by dividing the product of the portion of the Contract Value to be applied to the Sub-Account and the Annuity Purchase Rate by the value of one Annuity Unit in that Sub-Account on the Annuity Date. The purchase rates are set forth in the Variable Annuity Rate Tables in the Contract.

       2. For each Sub-Account, the amount of each Annuity Payment equals the product of the Annuitant's number of Annuity Units and the Annuity Unit Value on the payment date. The amount of each payment may vary.

ANNUITY UNIT VALUE

The value of any Annuity Unit for each Sub-Account of the Separate Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     1. The Net Investment Factor (see page __ for a description) for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately preceding Valuation Period.

     2. The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding Valuation Date. The assumed investment rate is based on an effective annual rate of 4%.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

ANNUITY OPTIONS

The Contract Owner may choose periodic Fixed and/or Variable Annuity Payments under any one of the Annuity Options described below. The Company may consent to other plans of payment before the Annuity Date.

The following Annuity Options are available:

Annuity Option A - Life Income.

Periodic payments will be made as long as the Annuitant lives. UNDER THIS OPTION IT WOULD BE POSSIBLE FOR ONLY ONE (1) ANNUITY PAYMENT TO BE MADE IF THE ANNUITANT WERE TO DIE BEFORE THE DUE DATE OF THE SECOND ANNUITY PAYMENT; ONLY TWO (2) ANNUITY PAYMENTS IF THE ANNUITANT WERE TO DIE BEFORE THE DUE DATE OF THE THIRD ANNUITY PAYMENT; AND SO FORTH.

Annuity Option B - Life Income with Period Certain

Periodic payments will be made for a guaranteed period, or as long as the Annuitant lives, whichever is longer. The guaranteed period may be five (5), ten (10) or twenty (20) years. If the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed Annuity Payments remaining commuted and paid in a lump sum.

Annuity Option C - Joint and Last Survivor Payments
Payments will be made during the joint lifetime of two Annuitants continuing in the same amount during the lifetime of the surviving Annuitant. UNDER THIS OPTION IT WOULD BE POSSIBLE FOR ONLY ONE (1) ANNUITY PAYMENT TO BE MADE IF BOTH ANNUITANTS WERE TO DIE BEFORE THE DUE DATE OF THE SECOND ANNUITY
PAYMENT; ONLY TWO (2) ANNUITY PAYMENTS IF BOTH ANNUITANTS WERE TO DIE BEFORE THE DUE DATE OF THE THIRD ANNUITY PAYMENT; AND SO FORTH.

Annuity Option D - Joint and 2/3 Survivor Annuity

Periodic payments will be made during the joint lifetime of two Annuitants. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of two-thirds of the Annuity Payment (or Units) in effect during the joint lifetime. UNDER THIS OPTION IT WOULD BE POSSIBLE FOR ONLY ONE (1) ANNUITY PAYMENT TO BE MADE IF BOTH ANNUITANTS WERE TO DIE
BEFORE THE DUE DATE OF THE SECOND ANNUITY PAYMENT; ONLY TWO (2) ANNUITY PAYMENTS IF BOTH ANNUITANTS WERE TO DIE BEFORE THE DUE DATE OF THE THIRD ANNUITY PAYMENT; AND SO FORTH.

Annuity Option E - Period Certain

Periodic payments will be made for a specified period that must be at least five (5) years and not be more than thirty (30) years. If the Contract Owner does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum or as an Annuity Option purchased at the date of such election. Contract Owners should consult with their tax adviser prior to electing this option.

Annuity Option F - Special Income Settlement Agreement

The Company will pay the proceeds in accordance with terms agreed upon in writing by the Contract Owner and the Company.

                                 DISTRIBUTOR

The Contracts will be sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the principal underwriter (Distributor) for the Contract. Connecticut Mutual Financial Services, LLC. (the "Distributor"), an indirect wholly-owned subsidiary of Connecticut Mutual serves as the principal underwriter for the Contracts. The Distributor is located at 140 Garden Street, Hartford, Connecticut 06154. The Distributor is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National

Association of Securities Dealers, Inc. No compensation is paid to selling broker-dealers for sales of the Contracts.

It is anticipated that the offering of the Contracts will be continuous.

PERFORMANCE INFORMATION

MONEY MARKET SUB-ACCOUNT

From time to time, the Company may advertise its "yield" and "effective yield" of the Money Market Sub-Account. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Money Market Sub-Account refers to the income generated by Contract Values in the Money Market Sub-Account over a seven-day period (which period will be stated in the advertisement). This income is "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Contract Values in the Money Market Sub-Account. The "effective yield" is calculated similarly. However, when annualized, the income earned by Contract Values is assumed to be reinvested. This results in the "effective yield" being slightly higher than the "yield" because of the compounding effect of the assumed reinvestment. The yield figure will reflect the deduction of any asset-based charges and any applicable Annual Contract Maintenance Charge, but not Premium Taxes.

OTHER SUB-ACCOUNTS

From time to time, the Company may advertise performance data for the various other Sub-Accounts under the Contract. Such data will show the percentage change in the value of a Sub-Account's Accumulation Unit based on the performance of the underlying investment vehicle over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that Unit by the Accumulation Unit value at the beginning of the period. This percentage figure will reflect the deduction of any asset-based charges and any applicable Annual Contract Maintenance Charges under the Contract, but not Premium Taxes.

Any advertisement will also include total return figures calculated as described in the Statement of Additional Information. The total return figures reflect the deduction of any applicable Annual Contract Maintenance Charge, as well as any asset-based charges, but not Premium Taxes.

The Company may make available yield information with respect to some of the Sub-Accounts. Such yield information will be calculated as described in the Statement of Additional Information. The yield information will reflect the deduction of any applicable Annual Contract Maintenance Charge as well as any asset-based charges.

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the Sub-Accounts against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the underlying Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends. In addition, the Company may, as appropriate, compare each Sub-Account's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Averages (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

The Company may also distribute sales literature which compares the performance of the Contracts and Insurance Investment Products Trust with the contracts issued through the separate accounts of other insurance companies and their underlying funds. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Atlanta and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate which charges had been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

Morningstar rates mutual funds used with variable contracts against its peers with similar investment objectives. Morningstar does not rate any mutual fund that has less than three years of performance data. The Company's sales literature utilizing these rankings will indicate whether they reflect the deduction of asset-based insurance charges. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

                                  TAX STATUS

GENERAL

NOTE:  THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING
OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS
WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT
THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL
INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS
PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS.    MOREOVER,  NO  ATTEMPT
HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as Annuity Payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For Annuity Payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable Annuity Option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants, and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States Government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Eligible Investments underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement does not apply to: a) distributions for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary; or
b) distributions for a specified period of ten (10) years or more; or c) distributions which are required minimum distributions. Participants under such plans should consult their own tax counsel or other tax advisor regarding withholding.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a 10% penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received:
(a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals -Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered by this Prospectus are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contract's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described in this Prospectus. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals -Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with certain Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

H.R. 10 PLANS

Section 401 of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals
- Qualified Contracts" below.) These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the Plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the Plan complies with all legal requirements applicable to such benefits prior to the transfer of the Contract. Purchasers of Contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.
Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan.

Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) These retirement plans may permit the purchaser of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Purchasers of Contracts for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he/she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; and (f) distributions made to an alternate payee pursuant to a qualified domestic relations order. The exceptions stated in (d), (e) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. In addition, distributions in excess of $150,000 per year may be subject to an additional 15% excise tax unless an exemption applies.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Generally, investment earnings on Purchase Payments for Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation, or certain other entities other than tax-qualified trusts. Such Contracts generally will not be treated as annuities for federal income tax purposes.

                             FINANCIAL STATEMENTS

Financial statements of the Company have been included in the Statement of Additional Information. No financial statements for the Separate Account have been included herein because, as of the date of this Prospectus the Sub-Accounts available under the Contracts offered hereunder had no assets.

                              LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Separate Account, the Distributor or the Company is a party which would have a negative impact on any party's ability to meet its obligations under the Contracts.

                           TABLE OF CONTENTS OF THE
                     STATEMENT OF ADDITIONAL INFORMATION


Item                                                  Page
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Company.............................................

Experts.............................................

Legal Opinions......................................

Distributor.........................................

Yield Calculation for Money Market Sub-Account......

Performance Information.............................

Annuity Provisions..................................

Financial Statements................................




       __________________

       __________________

       __________________

FRONT
-----
                           Connecticut Mutual Life
                           Insurance Company
                           Attention: XXXXXXXXXXXX
                           P.O. Box XXXX
                           Hartford, Connecticut 06154




      Please send me, at no charge the Statement of Additional
      Information dated          , 1995 for the Individual Deferred
      -------------------------------------------------------------------------------
      Variable Annuity Contracts issued by CML/OFFITBANK Variable Annuity
      Separate Account.

BACK
----
      (Please print or type and fill in all information.)

      ____________________________________________________
      Name

      ____________________________________________________
      Address

      ______________________________________________________
      City                  State               ZIP Code



                                    PART B

                     STATEMENT OF ADDITIONAL INFORMATION

                INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS

                       WITH FLEXIBLE PURCHASE PAYMENTS

                                  ISSUED BY

              CML/OFFITBANK VARIABLE ANNUITY SEPARATE ACCOUNT

                                     AND

                 CONNECTICUT MUTUAL LIFE INSURANCE COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER __, 1995 FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACTS WITH FLEXIBLE PURCHASE
PAYMENTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL
(800)XXX-XXXX OR WRITE TO THE ANNUITY SERVICE CENTER AT 1295 State Street, Springfield, MA 01111

     THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED DECEMBER ____, 1995.

                              TABLE OF CONTENTS


                                                                                           Page
                                                                                           ----

Company.............................................................................     3

Experts.............................................................................     3

Legal Opinions......................................................................     3

Distributor.........................................................................     3

Yield Calculation For Money Market Sub-Account......................................     3

Performance Information.............................................................     4

Annuity Provisions..................................................................     5

Financial Statements................................................................     5


                                   COMPANY

       Information regarding the Company and its ownership is contained in the Prospectus.

                                   EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 have been included herein and have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

     Legal matters in connection with the contracts have been passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

      Connecticut Mutual Services, LLC ("CMFS, LLC") is the distributor of the
Contracts.    CMFS, LLC is a limited liability corporation and a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. CMFS, LLC is an affiliate of Connecticut Mutual Life Insurance Company and G.R. Phelps & Company, Inc., the investment adviser to Connecticut Mutual Financial Services Series Fund I, Inc. The offering is on a continuous basis.

                YIELD CALCULATION FOR MONEY MARKET SUB-ACCOUNT

       The Money Market Sub-Account of the Separate Account will calculate its current yield based upon the seven days ended on the date of calculation.

     The current yield of the Money Market Sub-Account is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Contract Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge and the Annual Contract Maintenance Charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

     The Money Market Sub-Account computes its effective compound yield according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on Money Market Sub-Account assets.

     Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

      The yields quoted should not be considered a representation of the yield of the Money Market Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Money Market Sub-Account and changes in the interest rates on such investments, but also on changes in the Money Market Sub-Account's expenses during the period.

     Yield information may be useful in reviewing the performance of the Money Market Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Money Market Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.

                           PERFORMANCE INFORMATION

     From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 0.38% Mortality and Expense Risk Charge, a 0.01% Administrative Charge, the investment advisory fee for the underlying Portfolio being advertised and any applicable Annual Contract Maintenance Charge.

     The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit Values for an initial $1,000 purchase payment, and deducting any applicable Annual Contract Maintenance Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                       n
                                P (1+T) = ERV

P    =  a hypothetical initial payment of $1,000
T    =  average annual total return
n    =  number of years
ERV  =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.


In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Money Market Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Separate Account included in the registration statement, computed by dividing the net investment income per Accumulation

Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

Yield = 2 [((a-b)/(cd) + 1) - 1]


Where:

        a = Net investment income earned during the period by the Trust attributable to shares owned by the Sub-Account.

        b =  Expenses accrued for the period (net of reimbursements).

        c = The average daily number of Accumulation Units outstanding during the period.

        d = The maximum offering price per Accumulation Unit on the last day of the period.

Contract Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return or yield may be in any future period.

                              ANNUITY PROVISIONS

A Variable Annuity is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Sub-Accounts of the Separate Account. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of annuity payments after the first is determined as follows;



1. The dollar amount of the first Annuity Payment is divided by the value of a Date. This establishes the number of Annuity Units for each Annuity Payment. The number of Annuity Units remains fixed during the Annuity Period.


2. For each Sub-Account, the fixed number of Annuity Units is multiplied by the Annuity Unit value on each subsequent
    Annuity Payment Date.

3. The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments.


(See "Annuity Provisions" in the Prospectus.)

                             FINANCIAL STATEMENTS

     The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

     No financial statements for the Separate Account have been included herein, because, as of the date of this statement of Additional Information, the Sub-Accounts available under the Contract has no assets.

                             ARTHUR ANDERSEN LLP


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ________________________________________

To the Policyholders of Connecticut Mutual Life Insurance Company:


We have audited the accompanying balance sheets of Connecticut Mutual Life Insurance Company (the "Company") as of December 31, 1994 and 1993, and the related statements of operations, surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to
obtain  reasonable   assurance about whether the financial statements are free
of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Mutual Life Insurance Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                  ARTHUR ANDERSEN LLP
                                                  __________________________



Hartford, Connecticut
February 15, 1995

 BALANCE SHEETS
 AS OF DECEMBER 31 (IN MILLIONS)                                    1994                       1993
 ASSETS
 Bonds                                                          $ 5,613.8                  $ 5,005.4
 Stocks                                                             370.9                      399.9
 Mortgage loans                                                   1,086.6                    1,636.3
 Real Estate                                                        436.7                      481.8
 Cash And Cash Equivalents                                           65.8                       44.9
 Other Invested Assets                                              143.0                      124.6
 Policy Loans                                                     1,559.0                    1,525.9
 Other Assets                                                       407.5                      381.6
 Separate Account Assets                                          2,022.8                    1,919.4
                                                                $11,706.1                  $11,519.8





 The accompanying notes are an integral part of these financial statements.

 AS OF DECEMBER 31 (IN MILLIONS)                                  1994                        1993
 LIABILITIES
 Policyholders' Reserves and Funds                            $ 7,746.9                   $ 7,271.9
 Policyholders' Dividends Reserved For
    Following Year                                                295.1                       285.6
 Group Pension and Other Deposits                                 551.5                       763.9
 Notes Payable and Other Borrowings                               153.0                       277.7
 Asset Valuation Reserve                                          123.0                       131.2
 Other Liabilities                                                174.0                       217.5
 Separate Account Liabilities                                   2,022.8                     1,919.4
 Total                                                         11,066.3                    10,867.2
 Surplus                                                          639.8                       652.6
                                                              $11,706.1                   $11,519.8



 The accompanying notes are an integral part of these financial statements.

 STATEMENTS OF OPERATIONS
 FOR THE YEARS ENDED DECEMBER 31 (IN MILLIONS)                         1994                        1993
 Revenues
 Premiums and Annuity Considerations                               $1,146.7                     $1,121.7
 Net Investment Income                                                647.8                        699.9
 Other Income                                                          37.9                         11.4
    Total Revenues                                                  1,832.4                      1,833.0
 BENEFITS AND EXPENSES
 Benefits and Interest To Policyholders And
    Beneficiaries                                                     729.7                        716.1
 Net Provision For Future Benefits                                    430.4                        342.4
 Commissions and Operating Expenses                                   330.9                        361.7
                                                                    1,491.0                      1,420.2
 TAXES
 Federal Income and Other Taxes                                        25.8                         80.3
    Total Benefits, Expenses and Taxes                              1,516.8                      1,500.5
 INCOME FROM OPERATIONS
    BEFORE DIVIDENDS AND REALIZED
    CAPITAL LOSSES                                                    315.6                        332.5
 DIVIDENDS TO POLICYHOLDERS                                           301.2                        290.6
 INCOME FROM OPERATIONS BEFORE
    REALIZED CAPITAL LOSSES                                            14.4                         41.9
 NET REALIZED CAPITAL LOSSES                                          (29.3)                       (19.3)
 NET (LOSS) INCOME                                                 $  (14.9)                   $   22.6


 The accompanying notes are an integral part of these financial statements.

 STATEMENTS OF SURPLUS
 FOR THE YEARS ENDED DECEMBER 31 (IN MILLIONS)                           1994                         1993
 Balance, Beginning of Year                                            $652.6                       $606.9
 Net (Loss) Income                                                      (14.9)                        22.6
 Net Change in Unrealized Gains On Investments                            6.9                         45.7
 Change In Asset Valuation Reserve                                        8.2                        (22.8)
 Other Changes, Net                                                     (13.0)                          .2
 Balance, End of Year                                                  $639.8                       $652.6


 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 31 (IN MILLIONS)                           1994                         1993
 CASH PROVIDED
   Premiums and Annuity Considerations                                $1,145.9                     $1,114.3
   Group Pension and Other Deposits                                      444.0                        423.7
   Net Investment Income                                                 668.3                        735.5
   Other Income                                                           40.0                         34.0
                                                                       2,298.2                      2,307.5
   Benefits and Interest To Policyholders
    and Beneficiaries                                                  1,292.9                      1,597.8
   Dividends to Policyholders                                            292.1                        302.0
   Commissions and Operating Expenses                                    350.8                        364.2
   Federal Income Taxes                                                   (6.5)                        71.8
   Other, Net                                                            149.2                        179.0
                                                                       2,078.5                      2,514.8
   Net Cash from Operations                                              219.7                       (207.3)
   Proceeds from Sales of Bonds And Stocks                               842.5                      1,451.3
   Mortgage Loan Sales and Repayments                                    475.8                        259.2
   Other Sources                                                         (27.2)                       217.3
 TOTAL CASH PROVIDED                                                   1,510.8                      1,720.5
 CASH APPLIED
   Purchases of Bonds and Stocks                                       1,390.7                      1,604.1
   Mortgage Loans Made                                                    21.0                         61.2
   Other Applications                                                     78.2                         38.0
 TOTAL CASH APPLIED                                                    1,489.9                      1,703.3
   Net Increase in Cash and
    Cash Equivalents                                                      20.9                         17.2
 CASH AND CASH EQUIVALENTS
   Beginning of Year                                                      44.9                         27.7
   End of Year                                                        $   65.8                     $   44.9


The accompanying notes are an integral part of these financial statements

                                    NOTES TO
                              FINANCIAL STATEMENTS

 1.  SUMMARY OF ACCOUNTING POLICIES:
     The financial statements of Connecticut Mutual Life Insurance Company (the Company) have been prepared in conformity with accounting practices and procedures of the National Association of Insurance Commissioners (NAIC) as prescribed or permitted by the Insurance Department of the State of Connecticut, which are considered to be Generally Accepted Accounting Principles (GAAP) for mutual life insurance companies (see note 1j). the principal accounting practices followed by the company are as follows:

     A.  ASSETS -
         Assets are stated at amounts reported to state regulatory authorities. Certain assets, such as amounts due from agents and furniture and equipment, are excluded from the balance sheet and amounted to $20.6 million and $20.1 million as of December 31, 1994 and 1993, respectively.

     B.  INVESTMENTS -
        Investments are valued in accordance with procedures prescribed by the NAIC. Bonds eligible for amortization are reported at amortized cost. Eligible preferred stocks are reported at cost and common stocks are reported at market value. Policy loans are reported at the aggregate amount of the unpaid balances. Mortgage loans are reported at the unpaid principal unless delinquent, at which time they are reported at the lower of the unpaid principal or fair value. Real estate investments which have been identified for possible sale within the next twelve months are reported at the lower of cost, less accumulated depreciation of $19.3 and $7.2 or market value as of December 31, 1994 and 1993, respectively. Real estate investments which have been identified as held for investment are valued at the lower of cost, less accumulated depreciation of $44.9 and $55.6 or management's estimate of value as determined by discounting the estimated future cash flows of the real estate properties, net of encumbrances of $1.3 and $2.2 as of December 31, 1994 and 1993, respectively. The Company calculates depreciation for its real estate investments using principally the straight line method. investments in non-insurance affiliates and partnership interests are reported at amounts representing the Company's equity in their net assets.

        The Company maintains an Interest Maintenance Reserve (IMR) for all fixed income investments and establishes a liability to defer all interest rate related realized capital gains and losses, net of taxes, as they occur. The deferral is subsequently amortized to net investment income over the period remaining to maturity of the assets sold. All other realized gains and losses are reported in the Statements of Operations upon sale. Unrealized capital gains and losses are reported as additions to or reductions from surplus.

        The Asset Valuation Reserve (AVR), prescribed by the NAIC, provides for possible decline in the value of bonds, stocks, mortgage loans, real estate and other invested assets. This reserve contains different components, each designed to address specific asset risks. Changes in the AVR are charged or credited directly to surplus.

    C.  DISCLOSURE OF THE FAIR VALUE OF FINANCIAL INSTRUMENTS -
        Throughout the notes to the financial statements is fair value information about certain financial instruments. Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If quoted market prices are not available, the value are estimated using discounted cash flow analysis or other valuation techniques. These various techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

    D.  POLICYHOLDERS' RESERVES -
        Reserves for payment of future benefits on life and annuity contracts, developed using accepted actuarial methods, are established and maintained primarily on the Net Level Premium method and the Commissioners Reserve Valuation method. Reserves for life insurance policies are based generally on the 1941, 1958 and 1980 Commissioners Standard Ordinary and the American Experience mortality tables, with interest rates ranging from 2.5% to 5.5%. Reserves for annuity contracts are based principally on the 1951, 1971 and 1983 Group Annuity and Individual Annuity Tables, with interest rates ranging from 3.5% to 7.5%.

    E.  SEPARATE ACCOUNTS -
        Separate accounts include the assets and liabilities of certain pension and annuity contracts that are segregated from the Company's general assets under the terms of the contracts. Premiums, benefits and expenses related to these contracts are reported in the Statements of Operations. The assets consist primarily of marketable securities reported at market value. These securities are traded on securities exchanges and over-the-counter markets. Short-term securities are carried at amounts which approximate fair value.

    F.  PREMIUMS AND INSURANCE OPERATING EXPENSES -
        Premiums are reported as income when due. Commissions and other costs relating to the solicitation, underwriting and issuance of new contracts are reported as insurance operating expenses in the year incurred.

    G.  FEDERAL INCOME TAXES -
        The Company is taxed at regular corporate tax rates on taxable income as defined by the Internal Revenue Code of 1986, as amended, and files a consolidated Federal income tax return for its life insurance and non- life insurance subsidiaries. The provision for Federal income taxes is based on income which is currently taxable.

    H.  POLICYHOLDERS' DIVIDENDS -
        The liability for policyholders' dividends is the Company's estimate of dividends to be paid in the following year. In general, the dividend scale, which is approved by the Board of Directors, reflects the relative contribution of each group of participating policies to the Company's surplus.

    I.  CASH EQUIVALENTS -
        The company considers all highly liquid short-term investments with a maturity of six months or less from the date of purchase to be cash equivalents. The carrying amounts reported in the Balance Sheets approximate those assets' fair value.

    J.  NEW ACCOUNTING PRONOUNCEMENT -
        The Financial Accounting Standards Board (FASB) has issued an interpretation declaring that financial statements of mutual life insurance companies, which are prepared on the basis of statutory accounting principles, will no longer be considered to be in conformity with GAAP. This interpretation applies to financial statements issued for fiscal years beginning after December 15, 1995. Certain accounting principles for mutual life insurance companies, which will be required to be in compliance with GAAP, were also issued by the FASB and the American Institute of Certified Public Accountants in January 1995. The financial statement impact of adopting these accounting principles has not been determined by the Company. The effect of initially adopting the FASB interpretation shall be reported retroactively through restatement of all previously issued financial statements presented for comparative purposes for fiscal years beginning after December 15, 1992.

    K.  RECLASSIFICATIONS -
        Certain prior year amounts have been reclassified to conform to the current year presentation.

 2.  INVESTMENTS:
     BONDS
       The carrying value and estimated fair value of investments in bonds as of December 31, 1994 and 1993 were as follows:

                                                                 Gross             Gross            Estimated
                                              Carrying         Unrealized        Unrealized            Fair
 1994 (In Millions)                            Value             Gains             Losses             Value
 U.S. Government Obligations                 $1,053.8         $  4.0            $  63.8             $  994.0
 Special revenue and special
   assessment obligations and all non-
   guaranteed obligations of government
   agencies, authorities and subdivisions       797.0            3.1               71.2                728.9
 Foreign Government, Province
   and Municipal                                103.6            1.1                6.6                 98.1
 Public Utility                                 238.7            2.4               12.8                228.3
 Industrial                                   3,420.7           64.3              141.7              3,343.3
 Total                                       $5,613.8          $74.9             $296.1             $5,392.6

                                                                 Gross             Gross            Estimated
                                              Carrying         Unrealized        Unrealized           Fair
 1993 (In Millions)                             Value            Gains             Losses            Value
 U.S. Government Obligations                  $  928.6         $  58.5            $  2.4            $  984.7
 Special revenue and special
   assessment obligations and all non-
   guaranteed obligations of government
   agencies, authorities and subdivisions        692.8            40.9               5.7                 728.0
 Foreign Government, Province
   and Municipal                                  95.6             8.0                 -                 103.6
 Public Utility                                  290.0            19.3               1.0                 308.3
 Industrial                                    2,998.4           276.2              18.5               3,256.1
 Total                                        $5,005.4          $402.9             $27.6              $5,380.7

 The carrying value and estimated fair value of the Company's bond investments as of December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.



                                                                   Carrying                      Estimated
 (In Millions)                                                        Value                      Fair Value
 Due in one year or less.......................                   $    61.8                     $    62.4
 Due after one year through five years.........                       577.3                         573.7
 Due after five years through ten years........                     1,915.1                       1,846.0
 Due after ten years...........................                     1,155.5                       1,106.4
 Mortgage backed securities, including securities
   guaranteed by the U.S. Government                                1,904.1                       1,804.1
 Total.........................................                    $5,613.8                      $5,392.6

 Proceeds from sales of bonds were $743.9 million and $1,406.9 million in 1994 and 1993, respectively. Gross gains of $21.4 million and $47.3 million and gross losses of $6.5 million and $10.1 million were realized on sales in 1994 and 1993, respectively.

 The estimated fair values for public bonds are based on the quoted market price from various external bond pricing services. Private bonds are assigned an internal quality rating which parallels independent rating agency criteria and is consistent with NAIC ratings. The fair value of these bonds is estimated by discounting the expected future cash flows using a current discount rate based on the quality rating and maturity of the specific instruments.

 Common and Preferred Stock
   Investments in equity securities as of December 31, 1994 and 1993 were as follows:


                                                      1994                                    1993
                                           Carrying            Estimated           Carrying          Estimated
 (In Millions)                              Value              Fair Value          Value             Fair Value
 Common Stock.....................          $  92.6             $  92.6           $  98.1              $  98.1
 Preferred Stock..................              1.6                 1.6               1.8                  1.5
 Investment in Subsidiaries.......            276.7               276.7             300.0                300.0
 Total............................           $370.9              $370.9            $399.9               $399.6

 Carrying values for common and preferred stock reflect estimated fair values based on quoted market prices from national securities exchanges and over-the-counter markets. Investments in subsidiaries are reported at amounts representing the Company's equity in their net assets.

 On July 15, 1994, DHC Inc., a wholly-owned subsidiary of the Company, sold its 100 percent ownership in GroupAmerica Insurance Company to Veritas, Inc., for $52.1 million in cash.

 Mortgage Loans
 The following table provides a breakdown of the mortgage portfolio by geographic location as of December 31, 1994 and 1993:

                                                              1994                      1993
                                                            Carrying                  Carrying
 (In Millions)                                                Value                     Value
 United States
   Northeast................................              $   430.3                 $   652.5
   South Atlantic...........................                  161.9                     226.9
   North Central............................                  146.9                     219.1
   South Central............................                  132.9                     194.7
   West.....................................                  214.6                     343.1
     Total..................................               $1,086.6                  $1,636.3

 In 1994 the Company sold $249.0 million of urban real estate mortgages to an unrelated party resulting in a loss of $18.6 million after taxes. In accordance with statutory accounting procedures $12.2 million of the loss is deferred in the IMR and will be amortized in future years through the Statement of Operations.

 Mortgages whose terms were modified aggregated $172.7 million and $243.1 million, which represented 15.9% and 14.9% of the total portfolio as of December 31, 1994 and 1993, respectively. Income recognized during 1994 and 1993 on these restructured loans was $11.2 million and $17.0 million, respectively. Income that would have been recognized during 1994 and 1993 on these loans, if such loans were current in accordance with their original terms and were outstanding throughout the year, was $17.0 million and $26.2 million, respectively. Commitments to lend additional funds to mortgage loan borrowers, on loans whose terms have been modified, were $1.3 million and $1.9 million as of December 31, 1994 and 1993, respectively.

 The Company had loans either overdue more than three months or in process of foreclosure of $64.6 million and $98.4 million at December 31, 1994 and 1993, respectively. Additionally, the Company received properties which it acquired in satisfaction of debt of $48.1 million and $78.8 million during 1994 and 1993, respectively.

 The estimated fair value of mortgages at December 31, 1994 and 1993 was $1,057.5 and $1,683.2 million, respectively. The value for performing mortgages is determined by discounting the expected future cash flow using the current interest rate at which similar loans with similar remaining maturities would be made to borrowers with similar credit ratings. Non-performing mortgages are valued based on a discounted cash flow analysis on the underlying collateral using current market rates for similar collateral.

    Capital Gains and Losses
 The components of capital gains and losses were as follows:

                                                           Realized                      Change in Unrealized
 (In Millions)                                      1994              1993               1994           1993

 Bonds                                              $14.9          $ 37.2             $  0.6          $  4.3
 Stocks                                               1.6             3.6                6.9            48.5
 Mortgage Loans                                     (43.6)          (24.2)              (3.3)           (5.4)
 Real Estate                                        (21.7)            4.1                3.3            (2.8)
 Other                                                7.0            (1.9)              (0.6)            1.1
                                                    (41.8)           18.8                6.9            45.7
 Transferred to Interest Maintenance Reserve          3.0           (25.4)                -               -
                                                    (38.8)           (6.6)               6.9            45.7
 Federal Tax on Capital Gains                         9.5           (12.7)                -               -
 Capital Gains (Losses), Net of Taxes              $(29.3)         $(19.3)              $6.9           $45.7

 Net Investment Income
 Net investment income for the Company was derived from the following sources:

(In Millions)                                          1994                      1993

 Bonds                                               $429.3                     $424.3
 Mortgage Loans                                       120.0                      154.8
 Real Estate                                           74.3                       77.3
 Policy Loans                                         106.1                      111.4
 Other                                                 13.6                       29.0
 Gross investment income                              743.3                      796.8
 Less investment expenses                              95.5                       96.9
 Net investment income                               $647.8                     $699.9

 3.  Derivatives:
 The Company has only limited involvement with derivative financial instruments as defined in Statement of Financial Accounting Standards (SFAS) No. 119, which include swaps, options, and futures. Derivatives are utilized to manage interest rate and equity price risks, and are not used for trading purposes.

 No ongoing active program exists for conducting swap transactions. As of December 31, 1994, the Company held three swap investments totaling $20.1 million, which were entered into prior to 1991.

 During 1994 and 1993, options were utilized to hedge equity exposures, and were accounted for on a mark to market basis. The net 1994 and 1993 realized losses from this activity was $2.9 million and $4.0 million, respectively.
 The notional amount of such options (protective puts) totaled $74.6 million as of December 31, 1994.

 During 1994, interest rate futures were utilized to hedge the reinvestment of an anticipated $218 million proceeds from a bulk mortgage sale. The actual futures gain of $2.0 million is being amortized over the expected term of the assets acquired with the sale proceeds. No interest rate futures were held as of December 31, 1994.

 4.  Policy Loans:

 Policy loans are issued with either fixed or variable interest rates, depending upon the terms of the policies. For those loans with fixed interest rates, the interest rates range from 5% to 8%. Since policy loans do not have defined maturities, management does not believe it is practicable to estimate fair value of fixed rate policy loans. For loans with variable interest rates, the rates are adjusted annually based upon changes in a corporate bond index and the loans are stated at fair value.

 The carrying value of policy loans as of December 31, 1994 and 1993 was as follows:

                                                      1994                      1993
                                                     Carrying                  Carrying
 (In Millions)                                         Value                     Value
 Fixed................................              $   504.3                 $   539.4
 Variable.............................                1,054.7                     986.5
     Total............................               $1,559.0                  $1,525.9

 5.  Retirement Benefits:
     Pension Benefits -
 The Company sponsors pension programs in which employees, general agency personnel and full-time agents participate. These benefits are provided through both defined benefit and defined contribution pension plans.

 Pension benefits under the defined benefit plans for employees and general agency personnel are based on years of service and highest average compensation during any five consecutive year period prior to retirement. The plan assets are invested in marketable equity securities and bonds which are held in a separate account managed by the Company. The Company's funding policy for the defined benefit plans is to make an annual contribution which is, at a minimum, the amount required by applicable regulations. The Company accounts for its defined benefit plans in accordance with SFAS No. 87, Employer's Accounting for Pensions.

 The Company also sponsors a number of defined contribution plans for employees and full time agents. The total cost to the Company for such plans are included in net periodic pension expense (income) shown below.

 Net periodic pension income included the following components:

 (In Millions)                                                            1994                    1993
 Defined Benefit Plans:
   Service cost - benefits earned during the year                        $  7.8                  $  8.9
   Interest cost on projected benefit obligation                           20.8                    20.0
   Actual return on plan assets                                           (11.7)                  (84.1)
   Net amortization and deferral                                          (26.8)                   48.2
                                                                           (9.9)                   (7.0)
 Defined Contribution Plans and Other Benefit Payments                      4.1                     5.5
 Net periodic pension income                                              $(5.8)                  $(1.5)

 The following table sets forth the funding status of the defined benefit plans at December 31, 1994 and 1993. Calculations were based on September 30, 1994 and 1993 measurement dates, respectively.

 (In Millions)                                                 1994                        1993

 Plan assets at fair value                                     $393.0                      $391.3
 Actuarial present value of benefit obligations:
    Vested obligation                                           167.7                       177.1
    Nonvested obligation                                         13.1                        15.5
 Accumulated benefit obligation                                 180.8                       192.6
 Additional benefits related to assumed future
  compensation levels                                            27.6                        37.0
 Projected benefit obligation                                   208.4                       229.6
 Plan assets in excess of projected benefit
  obligation                                                    184.6                       161.7
 Unrecognized net gain                                          (52.7)                      (38.6)
 Unrecognized prior service cost                                  5.0                         5.5
 Unrecognized transition asset                                  (88.0)                      (99.1)
 Prepaid pension cost                                         $  48.9                     $  29.5

 Effective December 31, 1994, the Company only recorded $12.3 million of the prepaid pension cost as an admitted asset, which was the amount recorded upon SFAS No. 87 adoption in 1992. In conjunction with this change the Company discontinued its balance sheet treatment of the non-qualified plans under SFAS No. 87. These changes had no significant impact on the Company's financial statements at December 31, 1994.

 The discount rates and the rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations at December 31, 1994 and 1993 were as follows:

                                                                1994                   1993
 Discount rate                                                  8.5%                   7.5%
 Rate of increase in future compensation levels                 5.0%                   5.0%

 The assumed long-term rate of return on assets was 9% for the defined benefit pension plans.

 Benefits Other than Pensions -
 In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Company employees become eligible for these benefits if they meet service requirements and become eligible for early retirement while working for the Company.

 Effective January 1, 1993, the Company implemented the NAIC Statutory Accounting Method for Post Retirement Benefits Other Than Pensions, which requires employers to accrue the cost and recognize the liability for providing non-pension benefits to retired employees.

 The components of net periodic post retirement benefit expense are as follows:

 (In Millions)                                                     1994                   1993
 Estimated eligibility cost                                        $2.5                   $2.7
 Interest cost                                                      3.8                    3.6
 Actual return on assets                                           (0.1)                  (0.1)
 Amortization of transition obligation                              1.4                    1.4
 Net periodic post retirement benefit expense                       7.6                    7.6

 The following table sets forth the funding status of these post retirement benefits at December 31, 1994 and 1993. Calculations were based on September 30, 1994 and 1993 measurement dates.

 (In Millions)                                                         1994                    1993
 Benefit obligations related to retired and retirement
   eligible participants                                              $(49.7)                 $(52.8)
 Plan assets at fair value                                               8.4                     7.5
 Funding status                                                       $(41.3)                 $(45.3)

 The estimated cost of the benefit obligation for active employees not yet eligible for retirement was $12.9 million and $14.9 million at December 31, 1994 and 1993, respectively.

 The Company elected to amortize the original transition obligation of $37.5 million over 20 years.

 Expense assumptions included a discount rate of 7.5%, medical cost trend rates which grade down from 12.5% (pre-65) and 10.0% (post-65) to 6% (pre-65) and 5.5% (post-65) over a period of eight years and dental cost trend rates which grade down from 8.5% to 5% over a period of seven years. An 8.5% rate of return was assumed in calculating the return on plan assets.

 Increasing the health care cost trend rates by one percent would increase the post retirement benefit obligation by $4.5 million and would increase the estimated eligibility and interest cost components of the net periodic post retirement benefit cost by $.7 million as of December 31, 1994.

 6.  Disclosure of Other Financial Instruments:
 The Company has identified certain liabilities as financial instruments that require fair value disclosure. The following methods and assumptions were used to estimate the fair value of each class of these instruments for which it was practicable to estimate the value.

 Portions of the annuity reserves, which represents contracts in their accumulation phase, are considered to be financial instruments. The Company determines fair value to be equal to the cash surrender value of these contracts (including market value adjustments, if any), which represents the amount payable to policyholders on demand.

 Since guaranteed investment contracts and supplementary contracts may be perceived as deposit liabilities with defined maturities, the Company determines fair value based on the discounted value of amounts payable at maturity of the contract. Discount rates ranged from 6.5% to 7.9%. Other deposits, dividends left to accumulate and the benefit protection deposits are not considered to have defined maturities. The Company determined fair value for these contracts to be equal to the cash surrender value, which is the amount payable to policyholders on demand.

 The carrying amount of short-term borrowings approximates their fair value. Management's fair value estimate of its fixed-rate, long-term debt is based on discounted cash flow analysis, using the Company's current borrowing rate for similar debt.

 Separate Account liabilities are valued at market.

 The estimated fair values for liabilities which the Company identified as financial instruments as of December 31, 1994 and 1993 were as follows:

                                                          1994                                1993
                                              Carrying            Estimated         Carrying         Estimated
(In Millions)                                   Value             Fair Value         Value           Fair Value
 Financial Instruments
  Annuity Reserves - Accumulation Phase       $  107.9            $  107.0         $  110.5           $109.7
  Group Pension and Other Deposits:
   Guaranteed Investment Contracts               246.0               247.8            452.6            475.8
   Other Deposits                                305.5               302.6            311.3            308.5
  Dividends Left to Accumulate                   295.4               295.4            294.7            294.7
  Funds Deposited Under Income Settlements:
   Supplementary Contracts Without Life
    Contingencies                                29.1                24.0              29.0             25.7
   Benefit Protection Deposits                   111.7               111.7             91.1             91.1
  Notes Payable and Other Borrowings             153.0               156.1            277.7            292.5
  Liabilities of Separate Accounts             2,022.8             2,022.8          1,919.4          1,919.4

 7.  Reinsurance:
 The Company assumes and cedes reinsurance with other insurance companies in the normal course of business. Premiums, benefits to policyholders and provisions for future benefits are stated net of reinsurance. The Company remains liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreement.

 8.  Other:
 The Company is involved in various litigation in the ordinary course of business. In the opinion of management, the ultimate resolution of such litigation will not result in judgments which, in the aggregate, would materially affect the Company's financial position.

9.  Merger of Connecticut Mutual

The Board of Directors of Connecticut Mutual Life Insurance Company (:CML") and Massachusetts Mutual Life Insurance Company ("MassMutual") have approved a plan
 f merger pursuant to which CML would merge with and into MassMutual. The agreement was signed on September 13, 1995. The merger is expected to be consummated on or about December 31, 1995, subject to the approval of certain policy holders and insureds of CML and MassMutual and applicable regulatory authorities.

                                   PART C

                                    PART C
                              OTHER INFORMATION


Item 24.     Financial Statements and Exhibits

      a.     FINANCIAL STATEMENTS

The following financial statements of the Company are included in Part B hereof:


1.  Report of Independent Public Accountants.

2.  Balance Sheets as of December 31, 1994 and 1993.

3.  Statements of Operations for the Years Ended December 31, 1994, and 1993.

4. Statements of Stockholder's Equity for the Years Ended December 31, 1994, and 1993.

5.  Statements of Cash Flows for the Years Ended December 31, 1994, and 1993.

6.  Notes to Financial Statements - December 31, 1994, and 1993.

No financial statements for the Separate Account have been included herein because, as of the date of this Prospectus, the Sub-Accounts available under the Contract offered hereunder had no assets.

      b.     EXHIBITS

 99.1     Memorandum executed on September 14, 1995 by David E. Sams, Jr.
          authorizing the establishment of the Separate Account.

 99.2     Not Applicable.

99.3.i   Form of Principal Underwriting Agreement

99.3.ii  Form of Broker/Dealer Agreement

 99.4     Form of Individual Variable Deferred Annuity Contract.

 99.5     Form of Application Form.

 99.6.i   Copy of Articles of Incorporation of the Company.

 99.6.ii  Copy of the Bylaws of the Company.

 99.7     Not Applicable.

 99.8.i   Form of Fund Participation Agreement.
 99.8.ii  Form of Master Agreement

 99.9     Opinion and Consent of Counsel.

99.10     Consent of Independent Accountants.

99.11     Not Applicable.

99.12     Not Applicable.

99.13     Not Applicable.

99.14     Not Applicable.

99.15     Powers of Attorney.

Item 25.     Directors and Officers of the Depositor
             _______________________________________

     The following are the Executive Officers and Directors of the Company:


Name and Principal      Position and Offices
Business Address*       with Depositor
------------------      -------------------

James R. Birle          Director

Andrew F. Brimmer       Director

Frank C. Carlucci, III  Director

Gene Chao               Director

Patricia D. Dennis      Director

William B. Ellis        Director

Robert M. Furek         Director

Howard Goldfeder        Director

George B. Harvey        Director

John F. Maypole         Director

David E. Sams, Jr.      President and Chief Executive Officer

Emelia M. Bruno         Comptroller

J. Brinke Marcuccilli   Chief Financial Officer and Senior Vice President


     The Principal Business Address is 140 Garden Street, Hartford,
Connecticut 06154.

Item 26.     Persons Controlled by or Under Common Control with the Depositor or Registrant

         ___________________________________________________________


                  CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                   ________________________________________

                                 SUBSIDIARIES
                                 ____________

                                As of 06/27/95
                                ______________


CM ADVANTAGE, INC.
__________________

This is a Connecticut corporation incorporated February 27, 1984. Its business is acting as general partner in real estate limited partnerships. DHC, Inc. owns all the outstanding stock.

CM ASSURANCE COMPANY
____________________


This is a Connecticut corporation incorporated July 23, 1986 (CM Insurance Company) and renamed December 15, 1987. The type of business - life insurance, endowments, annuities, accident, disability and health insurance. Connecticut Mutual owns all the stock.

CM BENEFIT INSURANCE COMPANY
____________________________

This is a Connecticut corporation incorporated in April 22, 1986 as CM Pension Insurance Company and renamed CM Benefit Insurance Company on December 15, 1987. Type of business - life insurance, endowments, annuities, accident, disability and health insurance. Connecticut Mutual own all the stock.

CM INSURANCE SERVICES, INC.
__________________________

A Connecticut corporation incorporated July 20, 1981 as DIVERSIFIED INSURANCE SERVICES OF AMERICA, INC. and renamed as CM Insurance Services, Inc. on June 23, 1992. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. DHC, Inc. owns all the issued and outstanding stock.

CM INSURANCE SERVICES, INC. (Arkansas)
______________________________________

An Arkansas corporation incorporated January 11, 1982 as Diversified Insurance Services Agency of America and renamed CM Insurance Services, Inc. on October 19, 1992. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

CM INSURANCE SERVICES, INC. (Texas)
___________________________________

A Texas corporation incorporated April 16, 1982 and renamed CM Insurance Services, Inc. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. controls 100 shares (100%) of the issued and outstanding common stock through a voting trust.

CM INTERNATIONAL, INC.
______________________

A Delaware corporation incorporated July 25, 1985. Type of business - holding a mortgage pool and issuance of collateralized mortgage obligations. DHC, Inc. owns all the outstanding stock.

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
____________________________________________

This is a Maryland corporation incorporated December 9, 1981 as Connecticut Mutual Liquid Account, Inc. It is a diversified open-end management investment company. As of 3/31/94, Connecticut Mutual and its various subsidiaries owned approximately 30% of its shares.

CONNECTICUT MUTUAL FINANCIAL SERVICES SERIES FUND I, INC.
_________________________________________________________

This is a Maryland corporation organized August 17, 1981. It is a diversified open-end management investment company. Shares of the fund are sold to Connecticut Mutual and its affiliates, primarily CML's Panorama separate account.

CONNECTICUT MUTUAL FINANCIAL SERVICES, LLC
__________________________________________

A Connecticut limited liability corporation formed November 10, 1994. It is a registered broker-dealer. Connecticut Mutual has a 99% ownership interest and CM Strategic Ventures, Inc. has a 1% ownership interest.

C. M. LIFE INSURANCE COMPANY
____________________________

A Connecticut corporation incorporated April 25, 1980. Its business is the sale of life insurance, endowments, annuities, accident, disability and accident and health insurance. Connecticut Mutual owns all the common stock.

CM PROPERTY MANAGEMENT, INC.
____________________________

A Connecticut corporation incorporated December 27, 1976 as URBCO, Inc., and renamed CM Property Management, Inc. on October 7, 1991. Type of business - Real estate holding company. DHC, Inc. owns all the stock.

CM STRATEGIC VENTURES, INC.
___________________________

A Connecticut corporation incorporated October 26, 1987. It acts as general partner in limited partnerships. All outstanding stock is held by G.R. Phelps & Co., Inc.

CM TRANSNATIONAL S.A.
_____________________

A Luxembourg corporation incorporated July 8, 1987. Type of business - life insurance endowments and annuity contracts. Connecticut Mutual owns 99.7% and DHC, Inc. owns the remaining 0.3% of outstanding stock.

CML INVESTMENTS I CORP.
_______________________

A Delaware corporation incorporated December 26, 1991. This company is organized to authorize, co-issue, sell and deliver jointly with CML Investments I L.P. bonds, notes or other obligations secured by primarily non-investment grade corporate debt obligations and other collateral. CML Investments I L.P. owns all the outstanding stock (State House I Corp. is the General Partner of CML Investments I L.P.).

DHC, INC.
_________

A Connecticut corporation incorporated December 27, 1976. Type of business - holding company. Connecticut Mutual owns all the stock.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA Ohio)
__________________________________________________________________

An Ohio corporation incorporated March 18, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CMI Insurance services, Inc. holds 100 shares (100%) of the issued and outstanding Class B (non-voting) common. In addition, it controls 1 share (100%) of the issued and outstanding Class A (voting) common through a voting trust.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA Massachusetts)
___________________________________________________________________________

A Massachusetts corporation incorporated March 18, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding stock.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA Alabama)
_____________________________________________________________________

An Alabama corporation incorporated January 21, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies. CM Insurance Services, Inc. owns all of the issued and outstanding stock.

DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA New York)
______________________________________________________________________

A New York corporation incorporated January 20, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies.
CM Insurance Services, Inc. owns all of the issued and outstanding common stock.


DIVERSIFIED INSURANCE SERVICES AGENCY OF AMERICA, INC. (DISA Hawaii)
____________________________________________________________________

A Hawaii corporation incorporated January 13, 1982. Type of business - the sale of, solicitation for, or procurement or making of insurance or annuity contracts and any other type of contract sold by insurance companies.
CM Insurance Services, Inc. owns all of the issued and outstanding common stock.

G.R. PHELPS & CO., INC.
_______________________

A Connecticut corporation incorporated December 27, 1976 as AGCO, Inc., renamed Connecticut Mutual Financial services, Inc. on February 10, 1981, renamed again to G.R. Phelps & Co. on May 31, 1989. Type of business - broker/dealer and investment advisor. DHC, Inc. owns all the outstanding stock.

STATE HOUSE I CORPORATION
_________________________

A Delaware corporation incorporated December 26, 1991. This company is organized to (a) act as a general partner of CML Investments I L.P. which will authorize, issue, sell and deliver, both by itself and jointly with CML Investments I Corp. bonds, notes or other obligations secured by primarily non-investment grade corporate debt obligations; (b) to act as general partner of State House I L.P. which will hold a limited partnership interest in CML Investments I L.P.
DHC, Inc. owns all of the outstanding stock.

SUNRIVER PROPERTIES, INC. - SHELL CORPORATION
______________________________________________

This is an Oregon corporation incorporated February 8, 1965. It is not actively engaged in any business. However, its name is a valuable asset which is associated with a development project in which CML has a substantial interest.


URBAN PROPERTIES
________________

A Delaware corporation incorporated March 30, 1970. Type of business - general partner in limited partnerships, real estate holding and development company. DHC, Inc. owns all the outstanding stock.


Item 27.     Number of Contract Owners
             _________________________

             Not Applicable because as of the date of this Initial Registration Statement, no contracts have sold.

Item 28.     Indemnification
             _______________

             The Bylaws of the Company provide that:

The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable: Connecticut Law. Except where an applicable insurance policy is procured, Connecticut General Statutes ("C.G.S.") Section 33-320a is the sole source of indemnification rights for directors and officers of Connecticut corporations and for persons who may be deemed to be controlling persons by reason of their status as a shareholder, director, officer, employee or agent of a Connecticut corporation. Under C.G.S. Section 33-320a, a corporation shall indemnify any director or officer who was or is a party, or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as "proceeding") by virtue of the fact that he or the person whose legal representative he is: (i) is or was a director or officer of the corporation;
(ii) while a director or an officer of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise (hereinafter referred to as "enterprise"), other than an employee benefit plan or trust; or (iii) while a director or an officer of the corporation, is or was a director or officer serving at the request of the corporation as a fiduciary or an employee benefit plan or trust maintained for the benefit of employees of the corporation or any other enterprise, against "covered expenditures" if (and only if) his conduct met the applicable statutory eligibility standard. The types of expenditures which are covered and the statutory eligibility standard vary according to the type of proceeding to which the director or officer is or was a party or was threatened to be made a party.

According to C.G.S. Section 33-320a, in non-derivative proceedings other than ones brought in connection with an alleged claim based upon the purchase or sale by a director or officer of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, the corporation shall indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually incurred by him in connection with the proceeding, or any appeal therein, if and only if he acted (i) in good faith and (ii) in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of any employee benefit plan or trust, in a manner he reasonably believed to be in the best interests of the corporation or in the best interest of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust. However, where the proceeding brought is criminal in nature, C.G.S.
Section 33-320a requires that the director or officer must satisfy the additional condition that he had no reasonable cause to believe that his conduct was unlawful in order to be indemnified. A director or officer also will be entitled to indemnification as described above if (i) he is successful on the merits in the defense of any non-derivative proceeding brought against him or (ii) a court shall have determined that in view of all the circumstances he is fairly and reasonably entitled to be indemnified. The decision about whether the director or officer qualifies for indemnification under C.G.S. Section 33-320a may be made (i) in writing by a majority of those members of the board of directors who were not parties to the proceeding in question, (ii) in writing by independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to the proceeding, or (iii) by the shareholders of the corporation at a special or annual meeting by an affirmative vote of at least a majority of the voting power of shares not owned by parties to the proceeding. A director or officer also may apply to a court of competent jurisdiction for indemnification even though he previously applied to the board, independent legal counsel or the shareholders and his application for indemnification was rejected.

     For purposes of C.G.S. Section 33-320a, the termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not create, of itself, a presumption that the director or officer did not act in good faith or in a manner which that director or officer did not believe reasonably to be in the best interests of the corporation or of the participants and beneficiaries of an employee benefit plan or trust and consistent with the provisions of such plan or trust. Likewise, the termination of a criminal act or proceeding shall not create, of itself, a presumption that the director or officer had reasonable cause to believe that his conduct was unlawful.

     In non-derivative proceedings based on the purchase or sale of securities of the corporation or of another enterprise, which the director or officer serves or served at the request of the corporation, C.G.S. Section 33-320a provides that the corporation shall indemnify the director or officer only after a court shall have determined upon application that, in view of all the circumstances, the director or officer is fairly and reasonably entitled to be indemnified. Furthermore, the expenditures for which the director or officer shall be indemnified shall be only such amount as the court determines to appropriate.

     Pursuant to C.G.S. Section 33-320a, where a director or officer was or is a party or was threatened to be made a party to a derivative proceeding, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the proceeding or any appeal therein, in relation to matters as to which he is finally adjudged not to have breached his duty to the corporation. The corporation also shall indemnify a director or officer where the court determines that, in view of all the circumstances, such person is fairly and reasonably entitled to be indemnified; however, in such a situation, the individual shall be indemnified only for such amount as the court determines to be appropriate. Furthermore, the statute provides that the corporation shall not indemnify a director or officer for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened action or a pending action which is settled or otherwise disposed of without court approval.

      C.G.S. Section 33-320a also provides that expenses incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon authorization of the board of directors, provided said expenses are indemnifiable under the statute and the director or officer agrees to repay such amount if he is later found not entitled to indemnification by the corporation.

     Lastly, C.G.S. Section 33-320a is intended to be an exclusive statute. A corporation established under Connecticut statute cannot indemnify a director or officer (other than a director or officer who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise), to an extent either greater or less than that authorized by the statute, and any provision in the certificate of incorporation, the by-laws, a shareholder or director resolution, or agreement or otherwise that is inconsistent with the statute is invalid. Connecticut Mutual Life Insurance Company was not established under Connecticut statute but was instead created by special act of the Connecticut General Assembly. Currently, its charter does not have provisions dealing with indemnification of its directors or officers, therefore the provisions of C.G.S. Section 33-320a currently apply to such indemnification. However, in the event C.M. Life Insurance Company's charter is amended by the Connecticut General
Assembly in such a manner which is inconsistent with the statute, the charter would take precedence over C.G.S. Section 33-320a. Notwithstanding the above, C.G.S. Section 33-320a specifically authorizes a corporation to procure insurance providing greater indemnification rights than those set out in the statute the premium cost of which may be shared with the director or officer on such basis as may be agreed upon. The directors and officers may be covered by an errors and omissions insurance policy or other insurance policy.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters
             ______________________

             (a)  Not Applicable.

             (b) Connecticut Mutual Financial Services, LLC is the distributor of the Contracts. The following are the officers and directors of the distributor.


Name and Principal            Positions and Offices
Business Address                 with Underwriter
------------------            ---------------------
John D. Loewenberg      Member Representative on behalf of
                        Connecticut Mutual Life Insurance
                        Company and Chairman

Frank Dranginis         Member Representative on behalf of
                        Connecticut Mutual Strategic
                        Ventures, Inc.

Emelia Bruno            Financial and Operations Principal

Theresa M. Squillacote  Compliance Officer

Ann F. Lomeli           Secretary

Ann Iseley              Vice President

* The Principal Business Address for all personnel is 140 Garden Street, Hartford, Connecticut, 06154

         (c)  Not Applicable.

Item 30. Location of Accounts and Records
         ________________________________


The Company at 140 Garden Street, Hartford, Connecticut 06154 will maintain possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31.  Management Services
          ___________________

          Not Applicable.

Item 32.  Undertakings
          ____________


a.  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b.  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of
    Information , (2) a postcard or similar written communication affixed to or included in the
    Prospectus that the applicant can remove to send for a Statement of Additional Information.

c.  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                  SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford and State of Connecticut on this 29th day of September, 1995


     CML/OFFITBANK VARIABLE ANNUITY SEPARATE ACCOUNT
           Registrant

By:  CONNECTICUT MUTUAL LIFE INSURANCE COMPANY

By:  /S/ DAVID E. SAMS, JR.*
     ----------------------
     David E, Sams, Jr.

By:  CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
           Depositor


By:  /S/ DAVID E. SAMS, JR.*
     ----------------------
     David E. Sams, Jr.


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signatures              Title                           Date
-------------  ------------------------------  --------------

DAVID E. SAMS, JR.*     Director and Chairman           September 29, 1995
David E. Sams, Jr.

J. BRINKE MARCUCCILLI*  Chief                           September 29, 1995
J. Brinke Marcuccilli   Financial Officer

EMELIA M. BRUNO*        Controller                      September 29, 1995
Emelia M. Bruno         (Principal Accounting Officer)

JAMES R. BIRLE*
James R. Birle         Director                         September 29, 1995

ANDREW F. BRIMMER*
Andrew F. Brimmer       Director                        September 29, 1995

FRANK C. CARLUCCI, III*
Frank C. Carlucci, III  Director                        September 29, 1995

GENE CHAO*
Gene Chao               Director                        September 29, 1995

PATRICIA D. DENNIS*
Patricia D. Dennis      Director                        September 29, 1995

WILLIAM B. ELLIS*
William B. Ellis        Director                        September 29, 1995

ROBERT M. FUREK*
Robert M. Furek         Director                        September 29, 1995

HOWARD GOLDFEDER*
Howard Goldfeder        Director                        September 29, 1995

GEORGE B. HARVEY*
George B. Harvey       Director                         September 29, 1995

JOHN F. MAYPOLE*
John F. Maypole         Director                        September 29, 1995




*By:/S/ WILLIAM D. WILCOX                               September 29, 1995
    _________________
        William D. Wilcox
        Attorney-in-fact


*Signed pursuant to Power of Attorney designations attached hereto.

                                   EXHIBITS

                                      TO

                                   FORM N-4

                                     FOR

                CML/OFFITBANK VARIABLE ANNUITY SEPARATE ACCOUNT

                  CONNECTICUT MUTUAL LIFE INSURANCE COMPANY

INDEX TO EXHIBITS


Exhibit                                                        Page

99.1     Executive Order Establishing CML/OFFITBANK
         Variable Annuity Separate Account

99.3.i   Form of Principal Underwriting Agreement
99.3.ii  Form of Broker/Dealer Agreement

99.4     Form of Individual Variable Defined Annuity Contract

99.5     Form of Application Form

99.6.i   Charter
99.6.ii  Bylaws

99.8.i   Form of Fund Participation Agreement
99.8.ii  Form of Master Agreement

99.9     Opinion and Consent of Counsel

99.10    Consent of Independent Accountants

99.15    Powers of Attorney